FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June, 2005

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

150 York Street, Suite 1902 Toronto, Ontario M5H 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: July 7, 2005	/s/ Charles Main Name: Charles Main Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

1	Notice of Special Meeting of Shareholders and Management Information Circular dated June 28, 2005

2	Form of Proxy for Special Meeting of Shareholders

3	Notice of Special Meeting of Warrantholders and Management Information Circular dated June 28, 2005

4	Form of Proxy for Meeting of Warrantholders

5	Notice of Supplemental Warrant Indenture and Incentive to Exercise Warrants Early

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

ISSUANCE OF ADDITIONAL COMMON SHARES UPON
EARLY EXERCISE OF WARRANTS

SPECIAL MEETING OF SHAREHOLDERS
OF YAMANA GOLD INC.
TO BE HELD ON THURSDAY, JULY 28, 2005
AT 9:00 A.M. (TORONTO TIME)

June 28, 2005

June 28, 2005

Dear Shareholder:

You are invited to attend a special meeting of the shareholders of Yamana Gold Inc. to be held at 9:00 a.m. (Toronto time) on Thursday, July 28, 2005 at the St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario. At this meeting, you will be asked to consider the issuance of up to 1,444,209 additional common shares (subject to adjustment) of Yamana upon the early exercise of outstanding listed common share purchase warrants of Yamana, which are listed on the Toronto Stock Exchange and on the American Stock Exchange, for the reasons briefly summarized below and further detailed in the accompanying management information circular.

From time to time, since the creation and issuance of the warrants, management of Yamana has reviewed its capital structure and considered the possibility of the early exercise of the warrants in order to simplify the capital structure of Yamana. In recent months, it became clear that the trading pattern of the warrants was substantially the same as the trading pattern of the common shares of Yamana, and that the trading price of the warrants did not include a significant option value component in addition to the intrinsic or the “in-the-money” value normally associated with warrant trading prices. Further, the market for the warrants was and continues to be relatively illiquid, and the warrants have begun to trade effectively as the underlying common shares.

The accompanying management information circular explains the proposed transaction and provides specific information regarding the special meeting. Please review the entire circular, including the schedule attached thereto, carefully. The directors of Yamana have carefully considered the proposed transaction, and have determined that it is in the best interests of Yamana and is fair, from a financial point of view, to the holders of the shareholders of Yamana as well as to the holders of the listed warrants of Yamana. The directors of Yamana unanimously recommend that you vote FOR the resolution approving the issuance of up to 1,444,209 additional common shares (subject to adjustment) to the holders of listed warrants of Yamana. In order to pass, the resolution approving the issuance of additional common shares must be approved by not less than a majority of the votes cast by the shareholders of Yamana in person or by proxy at the special meeting other than insiders of Yamana and Shareholders who are also holders of listed warrants of Yamana.

Regardless of the number of common shares that you own, your vote is very important. Whether or not you plan to attend the meeting, please submit your proxy as soon as possible to ensure that your common shares are represented at the special meeting. Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

Should you have any questions on information contained in the enclosed documents or require information on voting your common shares, please Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Sincerely, (signed) Peter Marrone President and Chief Executive Officer

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TABLE OF CONTENTS

NOTICE OF MEETING OF SHAREHOLDERS	iii
NOTICE TO UNITED STATES SHAREHOLDERS	iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	iv
CURRENCY	iv
MANAGEMENT INFORMATION CIRCULAR	1
DISTRIBUTION OF ADDITIONAL COMMON SHARES TO WARRANTHOLDERS	1
BACKGROUND AND REASONS FOR THE WARRANT AMENDMENT	2
FAIRNESS OPINION	4
RECOMMENDATION OF THE BOARD OF DIRECTORS	5
SHAREHOLDER APPROVAL	6
OTHER APPROVALS AND REGULATORY MATTERS	7
CONSOLIDATION CAPITALIZATION	8
PRICE RANGES AND TRADING VOLUMES	8
GENERAL PROXY INFORMATION	10
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	13
DOCUMENTS INCORPORATED BY REFERENCE	13
AVAILABILITY OF DOCUMENTS INCORPORATED BY REFERENCE	13
ADDITIONAL INFORMATION	13
DIRECTORS' APPROVAL	13
SCHEDULE “A” BMO NESBITT BURNS INC. FAIRNESS OPINION	A-	1

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YAMANA GOLD INC.
NOTICE OF MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders of common shares (“Common Shares”) of Yamana Gold Inc. (the “Company”) will be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Thursday, July 28, 2005 at 9:00 a.m. (Toronto time), for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, a resolution approving the issuance of up to 1,444,209 additional common shares of the Company, and such additional number of common shares of the Company as the directors of the Company may determine, upon the early exercise of outstanding listed common share purchase warrants of the Company in accordance with the terms of the resolution set forth in the accompanying management information circular dated June 28, 2005 (the “Circular”); and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by the Circular and a form of proxy.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The directors of the Company have by resolution fixed the close of business on Tuesday, June 28, 2005 as the record date, being the date for the determination of the registered holders of Common Shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

The directors of the Company have by resolution fixed 4:00 p.m. (Toronto time) on Tuesday, July 26, 2005 or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting as the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent, CIBC Mellon Trust Company.

DATED at Toronto, Ontario this 28th day of June, 2005.

BY ORDER OF THE DIRECTORS (signed) Peter Marrone President and Chief Executive Officer

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NOTICE TO UNITED STATES SHAREHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the management information circular attached hereto, including the Schedule attached thereto and the documents incorporated by reference therein (collectively, the “Circular”), has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of the Company in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Enforcement by Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that certain of the officers and directors of the Company are residents of a country other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of the Company and such persons are located outside of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, reserve conversion rates, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, the actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future price of gold, as well as those factors discussed in the section entitled “General Development of the Business – Risk Factors” in the Company’s renewal annual information form dated March 28, 2005 filed on SEDAR at www.sedar.com and the Company’s Annual Report on Form 40-F dated March 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY

All amounts in this Circular are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. On June 27, 2005, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$1.2307.

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YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Unless the context otherwise suggests, references to “Warrants” refer to the common share purchase warrants of Yamana Gold Inc. (the “Company”), each of which entitles the holder thereof to acquire one common share of the Company at a price of C$1.50 at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008; and any holder of a Warrant is referred to as a “Warrantholder”. References to the “Meeting” refer to the special meeting of Shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and shall include any adjournment or adjournments thereof.

DISTRIBUTION OF ADDITIONAL COMMON SHARES TO WARRANTHOLDERS
UPON EARLY EXERCISE OF WARRANTS

The Company proposes to provide to Warrantholders up to 1,444,209 additional common shares of the Company (the “Early Exercise Shares”) upon the early exercise of the Warrants. Each Warrant currently entitles a Warrantholder to acquire one common share of the Company (a “Common Share”) at a price of C$1.50 per Common Share (the “Exercise Price”) at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008. The Warrants were issued pursuant to the terms of a warrant indenture dated July 31, 2003 between the Company and CIBC Mellon Trust Company (the “Warrant Agent”), as amended by a supplemental indenture dated August 12, 2003 (collectively, the “Warrant Indenture”).

It is proposed that each Warrant will entitle the holder thereof to acquire one Common Share (collectively, the “Underlying Shares”) and an additional 0.0356 of a Common Share in the event that the Warrantholder exercises his or her Warrants during a period of 30 days (the “Early Exercise Period”) following the date that the Company and the Warrant Agent enter into a supplement to the Warrant Indenture to give effect to the early exercise rights (the “Warrant Amendment”). The additional 0.0356 of a Common Share to be issued upon the exercise of a Warrant during the Early Exercise Period represents a premium to the “in-the-money” value of the Warrant of C$0.16 based on an assumed Common Share price of C$4.50.

In the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendment have been exercised on or before the date of the expiration of the Early Exercise Period (the “Early Exercise Expiry Date”), each Warrant that has not been so exercised during the Early Exercise Period will be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share equal to (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the Exercise Price divided by the lesser of (i) the volume weighted average trading price (the “VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date. For example, assuming that the lesser of the VWAP for the five trading days ending on the Early Exercise Expiry Date and the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date is C$4.50, each Warrant not exercised during the Early Exercise Period will be automatically exchanged for 0.6816 of a Common Share (collectively, the “Exchange Shares”). In the event that 66 2/3% of the Warrants (but no more) are exercised during the Early Exercise Period, 9,216,358 Exchange Shares will be issued in exchange for the 13,522,552 Warrants not exercised during the Early Exercise Period. Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

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In the event that fewer then 66 2/3% of the Warrants outstanding as of the date of the Warrant Amendment are exercised during the Early Exercise Period, Warrantholders that have not exercised their Warrants will, subject to adjustment, be entitled to receive one Common Share of the Company upon the exercise of a Warrant and payment of the Execise Price prior to 5:00 p.m. (Toronto time) on July 31, 2008.

BACKGROUND AND REASONS FOR THE WARRANT AMENDMENT

The Warrants were issued as part of a C$55.5 million private placement of subscription receipts of the Company completed on July 31, 2003 (the "2003 Private Placement”), in connection with the acquisition by the Company in August 2003 of the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada project from Santa Elina Mines Corporation (“Santa Elina”) and the Fazenda Brasileiro gold mine from Companhia Vale do Rio Doce (“CVRD”). The terms and conditions of the Warrants were negotiated between the Company, and the agents thereof and the subscribers involved in the 2003 Private Placement as part of the overall pricing negotiations.

As of June 27, 2005, 40,567,656 Warrants were issued and outstanding, of which 16,161,189, representing approximately 39.8%, were held by insiders of the Company (including 15,942,856 Warrants held by Santa Elina). As of June 27, 2005, 123,453,752 Common Shares were issued and outstanding, of which 26,825,091, representing approximately 21.7%, were held by insiders of the Company (including 24,035,713 Common Shares held by Santa Elina).

From time to time, since the creation and issuance of the Warrants, management of the Company has reviewed its capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of the Company. This was motivated, in part, by the unusually high percentage of Common Shares issuable upon the exercise of the Warrants as compared to the issued and outstanding Common Shares, and, in part, by the desire to align the capital needs of the Company with the proceeds to be received from the exercise of the Warrants. The Company began giving more serious consideration to the possibility of early exercise of the Warrants in recent months when it became clear that the trading pattern of the Warrants was substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants did not include a significant option value component in addition to the intrinsic or the “in-the-money” value normally associated with warrant trading prices. Further, the market for the Warrants was and continues to be relatively illiquid, and the Warrants have begun to trade effectively as the underlying Common Shares. The following chart compares the trading value and the intrinsic value of the Warrants for the period from January 1, 2005 to the date of the announcement of the Warrant Amendment on June 16, 2005.

Yamana Warrants Average Monthly Premium - January to June 16th, 2005

	Trading Price(C$)(1)	Intrinsic Value(C$)(2)	Percentage Premium to Intrinsic Value(%)

January	$2.43	$2.18	11.6%
February	$2.84	$2.67	6.3%
March	$2.71	$2.68	1.1%
April	$2.44	$2.31	5.7%
May	$2.43	$2.23	8.8%
June(3)	$3.10	$2.96	4.5%

(1)	Volume weighted average trading price of the Warrants.
(2)	Volume weighted average trading price of the Common Shares less the Exercise Price.
(3)	June 1st to June 16th, 2005.

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Management presented the idea of the early exercise of the Warrants to the directors of the Company on a number of occasions, and on June 9, 2005, the directors of the Company met to discuss the proposed terms and the merits of the transaction. On June 16, 2005, the directors of the Company met again to receive and consider the submission of the Warrant Amendment to Disinterested Warrantholders (as hereinafter defined) and Disinterested Shareholders (as hereinafter defined) for their approval. During the 20 trading days prior to the Company’s announcement of the Warrant Amendment on June 17, 2005, the average closing price of the Common Shares on the TSX was C$4.13 and the average closing price of the Warrants on the TSX was C$2.73, which represents a C$0.10 premium to the average “in-the-money” value of the Warrants in the same period. The average daily trading volume on the TSX and the AMEX for the Warrants for the 20 trading days prior to the date of the announcement of the amendment to the Warrants on June 17, 2005 was 339,700 (resulting from 251 trades) as compared to the average daily trading volume on the TSX and the AMEX for the Common Shares of 1,227,998 (resulting from 11,079 trades) during the same period.

The Company believes that the transaction contemplated would have the following benefits to the Company, its shareholders (the “Shareholders”) and the Warrantholders:

(a)	the early exercise of the Warrants would simplify the capital structure of the Company and bring it in line with the capital structures of industry peers;

(b)	in the event that all of the Warrants are exercised during the Early Exercise Period, the Company would receive gross proceeds of approximately C$60,851,484;

(c)	the early exercise of the Warrants would align the Company’s capital needs with the proceeds of the exercise of the Warrants, as the Company is currently developing its mineral properties; whereas, by the current expiry date of the Warrants of July 31, 2008, the Company expects to be generating strong cash flow from its operations;

(d)	assuming the cost of financing alternatives, the net present value differential of the proceeds under the transaction contemplated versus the status quo more than offsets the costs associated with completing the transaction, thereby providing value to Shareholders;

(e)	the estimated expenses of the Warrant Amendment of C$1,600,000 are significantly less than the estimated expenses and underwriting fees which would be incurred with an equity financing such as a public offering or private placement;

(f)	from the perspective of the Shareholders of the Company, the aggregate of approximately C$6,490,825 of premium (based on a premium of C$0.16 multiplied by 40,567,656 Warrants) to Warrantholders and C$1,600,000 of estimated expenses is equivalent to borrowing from the proceeds at maturity of the Warrants in 2008 at an annual rate of less than 5%, which management believes is an attractive costs of funds.

(g)	in the event that all of the Warrants are exercised during the Early Exercise Period, the additional dilution to existing Shareholders would be less than 1% of the number of outstanding Common Shares on a fully-diluted basis;

(h)	the early exercise of the Warrants would increase the Company’s public float, which should have the corresponding effect of potentially increasing the trading liquidity of the Common Shares;

(i)	the early exercise of the Warrants would provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares versus the relatively illiquid trading market for the Warrants immediately, instead of three years from now; and

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(j)	the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendment.

FAIRNESS OPINION

In connection with the proposed Warrant Amendment, the Company has engaged BMO Nesbitt Burns Inc. to act as financial advisor (the “Financial Advisor”) to the directors of the Company in connection with the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders, and to provide an opinion (the “Fairness Opinion”) as to the fairness of the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders, from a financial point of view, to the Warrantholders, excluding insiders (including Santa Elina) of the Company (the “Disinterested Warrantholders”), and to the Shareholders, excluding insiders (including Santa Elina), of the Company.

The Financial Advisor determined that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders would be fair, from a financial point of view, to Disinterested Warrantholders if the probable aggregate value of the Common Shares, Early Exercise Shares and Exchange Shares to be issued to Warrantholders pursuant to the Supplemental Indenture following the Warrant Amendment would exceed the probable aggregate value available to the Warrantholders in respect of their Warrants, if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). The Financial Advisor did not take into account any tax considerations or the possibility of a tax liability in connection with the Warrant Amendment or the disposition of Warrants by Warrantholders.

The Financial Advisor also considered that the issuance of Early Exercise Shares and Exchange Shares to Warrantholders, would be fair, from a financial point of view, to the Shareholders, excluding insiders (including Santa Elina) of the Company, if the probable aggregate value of the Common Shares to holders as at the date of the Financial Advisor’s advice, after the issuance of Early Exercise Shares and Exchange Shares to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative.

The Fairness Opinion is dated as of June 28, 2005 and was delivered to the board of directors of the Company. Based upon and subject to the assumptions made and the matters considered in the Fairness Opinion, the Financial Advisor is of the opinion that, as of June 28, 2005, the issuance of the Early Exercise Shares and the Exchange Shares is fair, from a financial point of view, to the Disinterested Warrantholders and the Shareholders of the Company, excluding insiders (including Santa Elina).

The Fairness Opinion is based upon a variety of factors and assumptions and must be considered as a whole. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. A copy of the Fairness Opinion is attached hereto as Schedule “A”, and should be read in its entirety.

In addition to providing the Fairness Opinion, the general services covered by the Financial Advisor’s engagement include providing analysis and advice to the Company in connection with the Warrant Amendment, assisting management with marketing and participating in the preparation and review of documentation in connection with the proposed Warrant Amendment. BMO Nesbitt Burns Inc. has also been engaged by the Company to act as soliciting dealer manager on behalf of the Company in connection with soliciting affirmative votes of the Warrantholders and the Shareholders in connection with the approval of the issuance of the Early Exercise Shares and the Exchange Shares, and to solicit Warrantholders to exercise their Warrants during the Early Exercise Period. The Company has agreed to pay to BMO Nesbitt Burns Inc. certain financial advisory fees and soliciting dealer manager fees comprised of a minimum fee of C$200,000, and additional fees of up to C$500,000.

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RECOMMENDATION OF THE BOARD OF DIRECTORS

The material factors considered by the directors of the Company which provided support for the conclusion that the issuance of the Early Exercise Shares and the Exchange Shares is fair, from a financial point of view, to Shareholders, excluding insiders (including Santa Elina), of the Company and Disinterested Warrantholders were:

(a)	in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Company would issue an additional 1,444,209 Common Shares to Warrantholders representing only 0.8% of the outstanding Common Shares on a fully-diluted basis;

(b)	the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the “in-the-money” value of the Warrants and the trading price of the Warrants prior the announcement of the Warrant Amendment;

(c)	the Fairness Opinion to the directors of the Company provides that the issuance of the Early Exercise Shares and the Exchange Shares is fair, from financial point of view, to the Disinterested Warrantholders and the Shareholders excluding insiders (including Santa Elina) of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the status quo for each of the securityholder groups;

(d)	in order to be effective, the Warrant Amendment must be approved at a meeting of Warrantholders by not less than 66 2/3% of the votes cast thereat by Warrantholders and a majority of the votes cast thereat by Disinterested Warrantholders;

(e)	pursuant to the requirements of the TSX, the Warrant Amendment must be approved at a meeting of Disinterested Shareholders (as hereinafter defined) of the Company by a majority of votes cast thereat;

(f)	in the event that not less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, holders of unexercised Warrants will receive Exchange Shares in exchange for their Warrants at a premium to the “in-the-money” value of the Warrants without payment of additional consideration or the Exercise Price; and

(g)	in the event that less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant will continue to entitle the holder to acquire one Common Share at the Exercise Price until July 31, 2008.

In light of the number and variety of factors considered by the directors of the Company in connection with their evaluation of the issuance of the Early Exercise Shares and the Exchange Shares, the directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

In order to arrive at its recommendations, the board of directors obtained the advice of its legal counsel and the Financial Advisor, completed a detailed examination of the terms and conditions of the Warrant Amendment and completed a detailed examination of the Fairness Opinion.

The directors of the Company, excluding Mr. Juvenal Mesquita who is also a representative of Santa Elina and has declared his interest and abstained from voting on the transaction, have determined that the issuance of the Early Exercise Shares and the Exchange Shares, as the case may be, is in the best interests of the Company and is fair, from a financial point of view, to Shareholders, excluding insiders (including

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Santa Elina) of the Company and Disinterested Warrantholders. The directors of the Company (excluding Mr. Juvenal Mesquita) recommend that the Disinterested Shareholders (as hereinafter defined) and Disinterested Warrantholders vote in favour of the Warrant Amendment.

SHAREHOLDER APPROVAL

Pursuant to the requirements of the TSX, the issuance of the Early Exercise Shares, and such additional number of Common Shares as the directors of the Company may determine, subject to receipt of an updated fairness opinion from the Financial Advisor and receipt of any necessary regulatory approval including the approval of the TSX, to be issued upon the exercise of Warrants during the Early Exercise Period is required to be approved by a majority of the votes cast by the Shareholders of the Company excluding insiders (including Santa Elina) of the Company and each Shareholder who is also a Warrantholder (the “Disinterested Shareholders”) at a special meeting of Shareholders (the “Shareholders’ Meeting”). The Shareholders’ Meeting is to be held on July 28, 2005, immediately preceding the Warrantholder Meeting.

As of June 27, 2005, insiders of the Company held an aggregate of 26,825,091 Common Shares, including 24,035,713 Common Shares held by Santa Elina, representing approximately 21.7% of the outstanding Common Shares, which will be excluded for the purposes of the vote of the Disinterested Shareholders. The number of Common Shares held by Shareholders who are also Warrantholders will also be excluded for the purposes of the Disinterested Shareholders’ vote. The number of such Common Shares is not known by the Company as of the date of this Circular.

The person(s) named in the enclosed form of proxy intend to vote at the Meeting for the approval of the resolution concerning the issuance of the Early Exercise Shares, unless otherwise directed by the Shareholder appointing them.

The form of the resolution to be placed before the Shareholders at the Meeting is as follows:

“BE IT RESOLVED THAT:

1.	The issuance of up to an additional 1,444,209 common shares of the Company (the “Early Exercise Shares”), and such additional number of Common Shares as the directors of the Company may determine (the “Additional Shares”), subject to receipt of an updated fairness opinion from the Financial Advisor and receipt of any necessary regulatory approval including the approval of the TSX, upon the early exercise of the outstanding listed common share purchase warrants of the Company, as further described in the management information circular dated June 28, 2005 and delivered to the Shareholders (the “Circular”), be and is hereby authorized and approved and any officer or director of the Company is hereby authorized and approved to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, certificates representing the Early Exercise Shares and the Additional Shares.

2.	Any officer or director of the Company is authorized and directed to execute and deliver in the name of and on behalf of the Company and under its corporate seal or otherwise all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the issuance of the Early Exercise Shares and the Additional Shares, with the performance of the Company of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

3.	Notwithstanding the passing of this resolution by the Shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Shareholders

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not to proceed with the issuance of the Early Exercise Shares and the Additional Shares, as described in the Circular or to revoke this resolution at any time prior to this resolution being effective.”

OTHER APPROVALS AND REGULATORY MATTERS

Warrantholders’ Approval

Under the Warrant Indenture, the Warrant Amendment must be passed by an extraordinary resolution of the Warrantholders. An extraordinary resolution must be passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the Warrants represented in person or by proxy at the Meeting and voted on by poll.

Pursuant to the terms of a support agreement entered into between Santa Elina and the Company, Santa Elina has agreed to vote its Warrants in favour of the Warrant Amendment, and has agreed to exercise or cause to be exercised all of the Warrants it holds during the Early Exercise Period.

Pursuant to the requirements of the TSX, the Warrant Amendment also requires the approval of a majority of the votes cast by Warrantholders other than insiders (including Santa Elina Mines) of the Company that hold Warrants (the “Disinterested Warrantholders”). As of June 27, 2005, insiders of the Company held an aggregate of 16,161,189 Warrants, including 15,942,856 Warrants held by Santa Elina, representing approximately 39.8% of the outstanding Warrants, which will be excluded for the purposes of the vote of the Disinterested Warrantholders.

Resale Restrictions

The Company filed a preliminary short form prospectus dated June 17, 2005 to qualify the distribution of the Early Exercise Shares and the Exchange Shares in each of the provinces of Canada and in the United States under the multi-jurisdictional disclosure system. The prospectus was also been filed in the United States to register the Underlying Shares that are issuable upon the exercise of the Warrants. Pursuant to the prospectus, the Early Exercise Shares and the Exchange Shares to be issued upon the exercise and exchange, as the case may be, of the Warrants will be not be subject to resale restrictions in Canada or the United States, other than in respect of a resale that is a control distribution (as such term is defined in the Securities Act (Ontario)) in Canada or a resale by an affiliate (as such term is defined in the U.S. Securities Act of 1933, as amended) in the United States.

Stock Exchange Listings

The TSX has conditionally approved the listing of the Early Exercise Shares, subject to the Company fulfilling all of the listing requirements of the TSX. The Company anticipates receiving listing approval from the AMEX upon the Company receiving the requisite approvals from the Shareholders and the Warrantholders.

7

CONSOLIDATION CAPITALIZATION

	As at December 31, 2004	As at March 31, 2005 Before Giving Effect to Exercise of the Warrants	As at March 31, 2005 After Giving Effect to the Exercise of the Warrants(1)(5)(6)

Common Shares	$147,407,000	$147,641,000	$203,347,750(2)
(Authorized--unlimited)	(122,286,716 shares)	(122,398,529 shares)	(164,410,394 shares)

Preference Shares	--	--	--
(Authorized--unlimited)	(Nil)	(Nil)	(Nil)
Share Purchase Options(3)	--	--	--
	(6,660,000 options)	(6,474,000 options)	(6,474,000 options)
Common Share Purchase
Warrants(4)	10,864,000	10,864,000	3,301,789(2)(5)
	(43,434,000 warrants)	(43,406,344 warrants)	(2,838,344 warrants)
Contributed Surplus	1,775,000	1,665,000	1,665,000

Retained Earnings	263,000	555,000	555,000

Total Capitalization	$160,309,000	$160,725,000	$208,869,539

_________________

(1)	After deducting expenses of the distribution, estimated to be C$1,600,000.
(2)	The proceeds were converted into U.S. dollars based on an exchange rate of 1.2307 as of June 27, 2005.
(3)	As of June 27, 2005, 7,877,000 common share purchase options were outstanding with an average exercise price of C$2.59.
(4)	Includes unlisted common shares purchase warrants of the Company.
(5)	Assumes the exercise of all Warrants.
(6)	On April 29, 2005, the Company drew on its previously announced $100 million financing commitment.

PRICE RANGES AND TRADING VOLUMES

Common Shares

The following table sets forth the volume of trading and price ranges of the Common Shares on the TSX and the AMEX since April 1, 2004:

8

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate (TSX/AMEX) Volume

2004 April	C$4.50/$3.42	C$2.90/$2.09	10,043,000/5,542,000
May	C$3.39/$2.40	C$2.75/$1.92	10,005,000/5,032,000
June	C$3.21/$2.37	C$2.43/$1.78	11,048,000/3,716,000
July	C$3.35/$2.56	C$2.67/$2.05	6,978,000/2,604,000
August	C$3.13/$2.42	C$2.62/$1.98	5,835,000/3,393,000
September	C$3.25/$2.65	C$2.67/$2.08	8,260,000/4,456,000
October	C$3.77/$3.05	C$3.40/$2.73	10,541,000/4,553,000
November	C$3.86/$3.26	C$3.36/$2.75	11,916,000/5,282,000
December	C$3.75/$3.05	C$3.30/$2.72	9,590,000/6,891,000
2005 January	C$3.85/$3.18	C$3.38/$2.77	12,250,000/4,063,000
February	C$4.55/$3.71	C$3.84/$3.12	11,061,000/11,296,000
March	C$4.41/$3.62	C$3.78/$3.10	26,762,000/9,028,000
April	C$4.15/$3.36	C$3.52/$2.84	6,134,000/4,688,000
May	C$4.10/$3.27	C$3.40/$2.71	9,545,000/5,146,000
June(1)	C$4.68/$3.82	C$4.20/$3.36	18,057,000/6,646,000

_________________

(1)	From June 1, 2005 to June 27, 2005.

Warrants

The following table sets forth the volume of trading and closing price ranges of the Warrants on the TSX and the AMEX since April 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate (TSX/AMEX) Volume

2004 April	C$3.12/$1.87	C$1.95/$1.10	2,316,000/28,000
May	C$2.15/$1.11	C$1.75/$0.94	238,000/3,000
June	C$2.10/$1.11	C$1.25/$0.94	1,080,000/9,000
July	C$2.10/$1.21	C$1.60/$0.94	59,000/6,000
August	C$2.09/$1.21	C$1.60/$1.06	89,000/1,000
September	C$2.05/$1.41	C$1.60/$1.06	883,000/1,000
October	C$2.43/$1.57	C$2.05/$1.41	402,000/11,000
November	C$2.50/$1.86	C$2.03/$1.42	1,152,000/18,000
December	C$2.40/$1.86	C$2.11/$1.63	1,460,000/9,000
2005 January	C$2.50/$1.65	C$2.09/$1.42	4,541,000/7,000
February	C$3.10/$2.03	C$2.50/$1.42	1,379,000/16,000
March	C$2.99/$2.20	C$2.39/$1.65	5,398,000/30,000
April	C$2.74/$1.65	C$2.08/$1.38	189,000/22,000
May	C$2.68/$1.81	C$2.10/$1.21	2,847,000/25,000
June(1)	C$3.24/$2.15	C$2.75/$1.82	6,683,000/22,000

_________________

(1)	From June 1, 2005 to June 27, 2005.

9

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. Proxies may be solicited by mail, personally or by telephone by officers and directors or other representatives of the Company. The cost of solicitation will be borne by the Company. The Company may also reimburse brokers or nominees holding Common Shares in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals. Kingsdale Shareholder Services Inc. has been retained by the Company as proxy solicitation agent in connection with the solicitation of proxies at the Meeting at an agreed cost of C$70,000 plus additional costs relating to out-of-pocket expenses. BMO Nesbitt Burns Inc. has also been engaged by the Company to act as soliciting dealer manager on behalf of the Company in connection with soliciting affirmative votes of the Warrantholders and the Shareholders in connection with the approval of the issuance of the Early Exercise Shares and the Exchange Shares, and to solicit Warrantholders to exercise their Warrants during the Early Exercise Period. The Company has agreed to pay BMO Nesbitt Burns Inc. certain fees for such services, described earlier in this Circular under the heading “Fairness Opinion”.

The directors of the Company have fixed the close of business on Tuesday, June 28, 2005 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of and to vote at the Meeting and any adjournment or adjournments thereof. Duly completed and executed proxies must be received by the transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on Tuesday, July 26, 2005, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of June 28, 2005.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A Shareholder desiring to appoint some other person, who need not be a Shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on July 26, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A Shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Shareholder or by a Shareholder’s attorney authorized in writing (or, if the Shareholder is a Company, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

10

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form that is not signed by the Intermediary and that, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) that the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but that is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly

11

complete the form of proxy and deposit it with Yamana Gold Inc., c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed herein, no director or executive officer of the Company who has held such position at any time since March 1, 2004 or any of their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

As at the date hereof, insiders of the Company hold an aggregate of 26,825,091 Common Shares, including 24,035,713 Common Shares held by Santa Elina, representing approximately 21.7% of the outstanding Common Shares.

Voting Securities and Principal Holders Thereof

As of June 27, 2005, 123,453,752 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting has been fixed at June 28, 2005. In accordance with the applicable provision of the Canadian Business Corporations Act, the Company will prepare a list of Shareholders as of such record date. Each Shareholder named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of June 27, 2005, the only persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting rights of the Company carrying more than 10% of the voting rights attached to the Common Shares of the Company are as follows:

Name	Number of Warrants	Percentage of Outstanding Warrants

Santa Elina Mines Corporation	15,942,856	39.3%

_________________

(1)	Santa Elina also owns 24,035,713 Common Shares of the Company, representing 19.5% of the outstanding Common Shares.

12

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, since the commencement of the Company’s last completed financial year, no informed person of the Company or any associate or affiliate of an informed person has or had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

The management information circular dated March 15, 2005 prepared in connection with the annual meeting of Shareholders of the Company held on May 3, 2005 filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, is specifically incorporated by reference into, and forms an integral part of, this Circular.

AVAILABILITY OF DOCUMENTS INCORPORATED BY REFERENCE

Copies of the documents incorporated by reference herein may be obtained by a Shareholder without charge at any time prior to the date of the Meeting from the Chief Financial Officer of the Company at the offices of the Company at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220. Such documents can also be accessed under the profile of the Company at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2004, which can be found in the Company’s annual report to Shareholders can also be found at www.sedar.com. Shareholders may also request these documents from the Chief Financial Officer of the Company at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220.

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the Shareholders have been approved by the directors of the Company.

BY ORDER OF THE DIRECTORS (signed) Peter Marrone President and Chief Executive Officer

Toronto, Ontario
June 28, 2005

13

SCHEDULE “A”

BMO NESBITT BURNS INC. FAIRNESS OPINION

June 28, 2005

The Board of Directors
Yamana Gold Inc.
150 York Street, #1902
Toronto, Ontario
M5H 3S5

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO NB”) understands that Yamana Gold Inc. (“Yamana” or the “Company”) is considering a transaction pursuant to which it will amend (the “Amendment”) the terms of the warrant indenture (the “Indenture”) creating its warrants (the “Warrants”), listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”). We have been advised that each Warrant currently entitles the holder thereof (the “Warrantholder”) to acquire one common share of the Company (an “Underlying Share”) at an exercise price of $1.50 per Underlying Share (“Exercise Price”) until July 31, 2008. Pursuant to the Amendment, we understand that each Warrant will entitle the Warrantholder to acquire an additional 0.0356 of a common share of the Company (the “Early Exercise Shares”) in the event that the Warrantholder exercises his or her Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Amendment. Further, we are advised that the Amendment will provide that, in the event that at least 66 2/3% of the Warrants outstanding on the date of the Amendment have been exercised on or before the expiration of the Early Exercise Period (the “Early Exercise Expiry Date”), each outstanding Warrant that has not been so exercised will be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a common share of the Company equal to: (A) 98% multiplied by 1.0356, minus (B) the Exercise Price divided by the lesser of: (i) the five day volume weighted average trading price of the common shares of the Company (the “Common Shares”) on the TSX ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. The Common Shares issuable in exchange for Warrants outstanding after the expiration of the Early Exercise Period are collectively referred to herein as the “Exchange Shares”. The Early Exercise Shares and the Exchange Shares are collectively referred to herein as the “Additional Shares”. The terms of the Amendment are described in more detail in draft management proxy circulars (the “Circulars”) dated June 28, 2005 to be sent to Warrantholders and holders of Common Shares in connection with the Amendment. All references to currency herein are in Canadian dollars.

Engagement

BMO NB was formally engaged by the Company pursuant to a letter agreement dated June 16, 2005 (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for BMO NB to provide the Company with various advisory services in connection with the Amendment. Services to be provided relating to the Amendment include, among others, the provision to the Company’s Board of Directors of this opinion (the “Fairness

Opinion”) relating to the fairness, from a financial point of view, to holders of Common Shares (excluding insiders of the Company) and Warrantholders (excluding insiders of the Company) of the issuance of Additional Shares to Warrantholders.

This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Fairness Opinion.

Under the Engagement Agreement BMO NB will be paid certain financial advisory fees comprising a minimum fee of $200,000, with additional fees of up to $500,000, for advisory services, including the provision of the Fairness Opinion. In addition, BMO NB is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company as described in the indemnity that forms part of the Engagement Agreement. Further, BMO NB will receive fees from the Company for services it will perform as soliciting dealer manager to the Company in connection with the issuance of Additional Shares.

Credentials of BMO NB

BMO NB is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NB has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein represents the opinion of BMO NB and the form and content hereof have been approved by a group of BMO NB’s directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

Independence of BMO NB

BMO NB is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Yamana or any of its associates or affiliates. BMO NB has not provided any financial advisory services or participated in any financing involving Yamana or any of its associates or affiliates within the past 24 months, other than (i) services provided under the Engagement Agreement, (ii) acting as co-lead underwriter in connection with a December 2003 offering of Common Shares, and (iii) acting as co-lead underwriter in connection with a July 2003 offering of subscription receipts. Further, BMO NB will act as (a) agent in connection with the qualification of the Additional Shares for distribution to Warrantholders, and (b) soliciting managing dealer in relation to the Amendment.

BMO NB acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO NB conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Amendment. BMO NB may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or its associates and affiliates.

A-2

Scope of Review

In connection with its Fairness Opinion, BMO NB has reviewed, considered, and relied upon, among other things, the following:

1.	a draft copy, dated June 28, 2005 of each of the Circulars;

2.	a representation letter dated June 28, 2005 provided to BMO NB by senior management of Yamana (the “Certificate”);

3.	each of the audited financial statements, including related notes to the audited financial statements, of Yamana for the financial years ended December 31, 2004, February 29, 2004 and February 28, 2003;

4.	the unaudited financial statements and related reports of Yamana for the interim periods ended March 31, 2005, February 29, June 30 and September 30, 2004 and the comparative periods for the prior financial year, including managements’ discussion and analysis of operating results for such periods;

5.	discussions with senior management of Yamana, regarding the business plans, operations and financial projections for, and current financial position of Yamana, which discussions considered the consequences of both completing the Amendment and not completing the Amendment;

6.	the terms of the Warrants, including the Indenture and a draft copy, dated June 27, 2005, of the supplemental warrant indenture reflecting the Amendment;

7.	discussions with the Company’s auditors and internal and external legal counsel to Yamana with respect to various matters relating to the Amendment;

8.	a review of current capital market conditions (debt and equity);

9.	a review of historical and current trading values of the Common Shares and Warrants, and observation of the in-the-money value of the Warrants;

10.	a review of historical and current trading volumes of the Common Shares and Warrants, and observations of their relative trading liquidity;

11.	calculations of the Black-Scholes value for the Warrants, using a range of volatility assumptions;

12.	a review of equity research analyst reports and forecasts for the Company;

13.	a review of the financial and operating performance and market liquidity and multiples for Yamana and other selected public companies that BMO NB considered relevant; and

14.	such other information, investigations and analyses as BMO NB considered necessary or appropriate in the circumstances.

BMO NB has not, to the best of its knowledge, been denied access by Yamana or any of its associates or affiliates to any information that BMO NB has requested.

A-3

Assumptions and Limitations

With the approval of the Company and as provided for in the Engagement Agreement, BMO NB has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Yamana and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”) relating to Yamana, its associates and affiliates, or to the Amendment. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO NB has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Yamana has represented to BMO NB in the Certificate that, among other things: (i) the Information provided to BMO NB, directly or indirectly, orally or in writing by Yamana or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to BMO NB, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Yamana, its subsidiaries, associates or affiliates, their respective securities or the Amendment or omit to state a material fact in respect of Yamana or the Amendment necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to forecasts, projections, estimates and budgets provided to us, they were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Yamana or its associates and affiliates as to the matters covered thereby and such forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Company, its associates and affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Yamana; and (iii) since the dates on which the Information was provided to BMO NB, there has not been any material change or new material facts, financial or otherwise, relating to the business or affairs of Yamana or any of its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect except for changes that have been updated by more current Information provided in writing to BMO NB.

BMO NB has assumed that all conditions precedent to the completion of the Amendment can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Amendment can proceed as scheduled and without material additional cost to Yamana or liability of Yamana to third parties, that the procedures being followed to implement the Amendment are valid and effective, that all required documents will be distributed to the shareholders and Warrantholders of the Company in accordance with all applicable laws, and that the disclosure in such documents will be accurate and will comply with the requirements of all applicable laws. BMO NB has also assumed that only the Additional Shares as per the transaction terms described in this Fairness Opinion will be issued to Warrantholders pursuant to the Amendment and that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Yamana, its associates and affiliates, as they were reflected in the Information

A-4

obtained by BMO NB. In its analyses and in preparing the Fairness Opinion, BMO NB, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions including the assumption that the trading price of the Common Shares will not change in any significant respect between the date hereof and the Early Exercise Expiry Date, and other matters, many of which are beyond its control or that of any party involved in the Amendment.

The Fairness Opinion is provided as of the date hereof and BMO NB disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO NB reserves the right to change, modify or withdraw the Fairness Opinion.

BMO NB has based its Fairness Opinion upon a variety of factors. Accordingly, BMO NB believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO NB, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO NB’s conclusions as to the fairness, from a financial point of view, of the issuance of Additional Shares to Warrantholders were based on its review of the Amendment taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Amendment outside the context of the matters described under “Scope of Review”. The Fairness Opinion should be read in its entirety.

Our services and this opinion are provided solely to the Board of Directors of the Company in connection with the Amendment. Without the express prior written consent of BMO NB, the Fairness Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter may be included in the Circulars, and (ii) may not be relied upon by any other person or entity or for any other purpose.

BMO NB has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the issuance of Additional Shares to the holders of any options or warrants other than the Warrants; (ii) an opinion as to the relative fairness of the issuance of Additional Shares to Warrantholders among or as between holders of the Common Shares or the Warrants; (iii) a formal valuation or appraisal of Yamana or of any of its securities or assets or the securities or assets of Yamana’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Yamana, or of the securities of its associates or affiliates following the completion of the Amendment; (v) an opinion as to the fairness of the process underlying the Amendment; (vi) a recommendation to any holder of Warrants as to whether or not such Warrants should be held, sold or exercised or to use the voting rights provided in respect of the Amendment to vote for or against the Amendment; or (vii) a recommendation to any holders of Common Shares as to whether or not the Common Shares should be held or sold or to use the voting rights provided in respect of the Amendment to vote for or against the Amendment; and the Fairness Opinion should not be construed as such.

Approach to Fairness

For the purposes of the Fairness Opinion, we considered that the issuance of the Additional Shares to Warrantholders would be fair, from a financial point of view, to Warrantholders (excluding insiders of

A-5

the Company) if the probable aggregate value of the Underlying Shares and Additional Shares to be issued to Warrantholders pursuant to the Indenture following the Amendment (the “Amended Indenture”) would exceed the probable aggregate value available to the Warrantholders in respect of their Underlying Shares and Warrants, if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). BMO NB did not take into account any tax considerations or the possibility of a tax liability in connection with the Amendment or the disposition of Warrants by Warrantholders.

We also considered that the issuance of Additional Shares to Warrantholders would be fair, from a financial point of view, to the holders of Common Shares (excluding insiders of the Company) if the probable aggregate value of the Common Shares to holders as at the date hereof after the issuance of Additional Shares would exceed the probable aggregate value available to the holders of the Common Shares at the date hereof under the Status Quo Alternative.

Based upon and subject to the foregoing, we are of the opinion that: (i) the probable aggregate value of the Underlying Shares and the Additional Shares, to be issued to Warrantholders pursuant to the Amended Indenture will exceed the probable aggregate value available to Warrantholders in respect of their Underlying Shares and Warrants under the Status Quo Alternative; and (ii) the probable aggregate value of the Common Shares to holders as at the date hereof after the issuance of Additional Shares will exceed the probable aggregate value available to the holders of Common Shares as at the date hereof, under the Status Quo Alternative.

Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the issuance of Additional Shares to Warrantholders is fair, from a financial point of view, to the holders of Common Shares (excluding insiders of the Company) and Warrantholders (excluding insiders of the Company).

Yours very truly,

(signed)     BMO NESBITT BURNS INC.

A-6

Any questions and requests for assistance may be directed to the Information and Proxy Solicitation Agent at the telephone number and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Toll Free: 1-866-749-5464
Toll Free Facsimile: 1-866-545-5580
Facsimile: 416-867-2271

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF YAMANA GOLD INC.
FORUSE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, JULY 28, 2005

This proxy is solicited on behalf of the management of Yamana Gold Inc. (the “Company”). The undersigned shareholder(s) of the Company hereby appoint(s) Peter Marrone, the President and Chief Executive Officer of the Company, or in lieu of the foregoing, Charles Main, the Vice President, Finance and Chief Financial Officer of the Company, or in lieu of the foregoing, , to attend and vote on behalf of the undersigned at the special meeting of shareholders of the Company (the “Meeting”) to be held at 9:00 a.m. (Toronto time) on Thursday, July 28, 2005 and at any adjournment thereof.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR ITEM 1 BELOW. The undersigned specifies that all of the common shares of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1.	FOR ( ) AGAINST ( ) a resolution approving the issuance of up to 1,444,209 common shares of the Company to the holders of the Company’s outstanding common share purchase warrants listed on the Toronto Stock Exchange and on the American Stock Exchange, and such additional number of common shares as the directors may determine, subject to receipt of an updated fairness opinion from BMO Nesbitt Burns Inc. and any necessary regulatory approval including the approval of the Toronto Stock Exchange, upon the early exercise of such warrants, in the form of resolution included in the accompanying management information circular of the Company dated June 28, 2005 mailed to the Shareholders of the Company; and

2.	VOTED for such other business as may properly come before the Meeting or any adjournment thereof.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

I/We authorize you to act in accordance with my/our instructions as set out above.

______________________________________ Signature of Shareholder (and title if applicable)

______________________________________ Name of Shareholder (please print)

______________________________________ Number of common shares represented by this proxy

Pursuant to the rules of the Toronto Stock Exchange, the resolution outlined in item 1 above is required to be passed by a disinterested vote of the Shareholders of the Company, which shall exclude any votes cast by insiders (as such term is defined in the Securities Act (Ontario)) of the Company and any votes cast by Shareholders who are also holders of listed common share purchase warrants of the Company.

IF YOU ARE A HOLDER OF LISTED COMMON SHARE PURCHASE WARRANTS OF THECOMPANY, PLEASE CHECK THE FOLLOWING BOX: [ ]

DATED this ____ day of _____________________, 2005.

PLEASE SEE NOTES ON REVERSE

Notes:

1.	This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.	A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below by 4:00 p.m. (Toronto time) on Tuesday, July 26, 2005 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s transfer agent.

3.	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 152 of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly. Where no specification is made for the matter referred to in item 1 herein, such shares will be VOTED FOR the resolution identified in item 1 herein.

4.	The board of directors of the Company has by resolution fixed the close of business on Tuesday, June 28, 2005 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy in the envelope provided for that purpose, or you may deliver the form of proxy to:

CIBC Mellon Trust Company
Attention:   Proxy Department
200 Queen’s Quay East, Unit 6
Toronto, Ontario, Canada
M5A 4K9

Fax:  (416) 368-2502

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE
IN VOTING YOUR PROXY, PLEASE CONTACT:

KINGSDALE SHAREHOLDER SERVICES INC.
Local Phone: (416) 867-4550
North America Toll-Free Phone: 1-866-749-5464
E-mail: info@kingsdalecapital.com

NOTICE OF SPECIAL MEETING OF
WARRANTHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

AMENDMENT OF WARRANTS EXERCISABLE TO ACQUIRE
COMMON SHARES AT AN EXERCISE PRICE OF C$1.50 PER SHARE
ON OR BEFORE JULY 31, 2008

SPECIAL MEETING OF WARRANTHOLDERS
OF YAMANA GOLD INC.
TO BE HELD ON THURSDAY, JULY 28, 2005
AT 10:30 A.M. (TORONTO TIME)

June 28, 2005

June 28, 2005

Dear Warrantholder:

You are invited to attend a meeting of the holders of the listed common share purchase warrants of Yamana Gold Inc. to be held at 10:30 a.m. (Toronto time) on Thursday, July 28, 2005 at the St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario. At this meeting, you will be asked to consider certain amendments to the terms of the common share purchase warrants of Yamana, which are listed on the Toronto Stock Exchange and on the American Stock Exchange and are governed by a warrant indenture between Yamana and CIBC Mellon Trust Company dated as of July 31, 2003, as supplemented on August 12, 2003. The amendments to the warrants are being proposed by Yamana to encourage the early exercise of such warrants for the reasons briefly summarized below and further detailed in the accompanying management information circular.

From time to time, since the creation and issuance of the warrants, management of Yamana has reviewed its capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of Yamana. In recent months, it became clear that the trading pattern of the warrants was substantially the same as the trading pattern of the common shares of Yamana, and that the trading price of the warrants did not include a significant option value component in addition to the intrinsic or the “in-the-money” value normally associated with warrant trading prices. Further, the market for the warrants was and continues to be relatively illiquid, and the warrants have begun to trade effectively as the underlying common shares.

The accompanying management information circular explains the proposed transaction and provides specific information regarding the meeting. Please review the entire circular, including all schedules, carefully. The directors of Yamana have carefully considered the proposed transaction, and have determined that it is in the best interests of Yamana and is fair, from a financial point of view, to the holders of the listed warrants of Yamana as well as to the shareholders of Yamana. The directors of Yamana unanimously recommend that you vote FOR the resolution approving the warrant amendment. In order to pass, the resolution approving the warrant amendment must be approved by not less than 66 2/3% of the votes cast by warrantholders in person or by proxy at the meeting, and additionally, must be passed by a majority of the votes cast by warrantholders in person or by proxy at the meeting other than insiders of Yamana that hold warrants.

Yamana has entered into an agreement with its largest shareholder, Santa Elina Mines Corporation, which currently holds approximately 39.3% of the outstanding warrants, pursuant to which Santa Elina has agreed to vote all of its warrants in favour of the resolution. Regardless of the number of warrants that you own, your vote is very important. Whether or not you plan to attend the meeting, please submit your proxy as soon as possible to ensure that your warrants are represented at the meeting. Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

Should you have any questions on information contained in the enclosed documents or require information on voting your warrants, please contact Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Sincerely, (signed) Peter Marrone President and Chief Executive Officer

i

TABLE OF CONTENTS

NOTICE OF MEETING OF WARRANTHOLDERS	ii	i
NOTICE TO UNITED STATES WARRANTHOLDERS	v
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	v
CURRENCY	v
MANAGEMENT INFORMATION CIRCULAR	1
DISTRIBUTION OF ADDITIONAL COMMON SHARES UPON EXERCISE OF WARRANTS AND CORRESPONDING AMENDMENT
TO THE TERMS OF THE WARRANTS	1
BACKGROUND AND REASONS FOR THE WARRANT AMENDMENT	2
FAIRNESS OPINION	4
RECOMMENDATION OF THE BOARD OF DIRECTORS	5
WARRANT AMENDMENT	6
WARRANTHOLDER APPROVAL	8
OTHER APPROVALS AND REGULATORY MATTERS	10
CONSOLIDATION CAPITALIZATION	10
ELIGIBILITY FOR INVESTMENT	11
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	11
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	15
PRICE RANGES AND TRADING VOLUMES	23
GENERAL PROXY INFORMATION	24
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
DOCUMENTS INCORPORATED BY REFERENCE	27
ADDITIONAL INFORMATION	28
DIRECTORS' APPROVAL	28
SCHEDULE “A” SUPPLEMENTAL INDENTURE	A-	1
SCHEDULE “B” BMO NESBITT BURNS INC. FAIRNESS OPINION	B-	1

YAMANA GOLD INC.

NOTICE OF MEETING OF WARRANTHOLDERS

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of holders of share purchase warrants (“Warrants”) of Yamana Gold Inc. (the “Company”), created and issued pursuant to a warrant indenture between the Company and CIBC Mellon Trust Company dated July 31, 2003 and supplemented August 12, 2003 (the “Indenture”), will be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Thursday, July 28, 2005 at 10:30 a.m. (Toronto time), for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, an extraordinary resolution of Warrantholders approving amendments to the Indenture (the “Warrant Amendment”), whereby

(i)	each Warrant exercised during a 30-day early exercise period (the “Early Exercise Period”) following the date of the Warrant Amendment will be exercisable at an exercise price of C$1.50 per Warrant for one common share of the Company (a “Common Share”) and an additional 0.0356 of a Common Share, and

(ii)	in the event that not less than 66 2/3% of the Warrants outstanding on the date of the Warrant Amendment are exercised during the Early Exercise Period, each Warrant not so exercised during the Early Exercise Period shall be automatically exchanged, without further action on the part of Warrantholders, including payment of the exercise price of the Warrants or any other additional consideration, for a fraction of a Common Share equal to (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the exercise price of C$1.50 divided by the lesser of (i) the volume weighted average trading price (the “VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days ending on the expiry date of the Early Exercise Period, and (ii) the closing price of the Common Shares on the TSX on the expiry date of the Early Exercise Period, in accordance with the terms of the extraordinary resolution set forth in the accompanying management information circular dated June 28, 2005 (the “Circular”); and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by the Circular and a form of proxy.

Warrantholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The directors of the Company have by resolution fixed the close of business on Tuesday, June 28, 2005 as the record date, being the date for the determination of the registered holders of Warrants entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof, except to the extent that (a) a Warrantholder has transferred his or her Warrants after the record date and (b) the transferee of those Warrants produces properly endorsed Warrant certificates or otherwise establishes that he or she owns such Warrants and demands not later than five days prior to the Meeting that his or her name be included in the list of registered Warrantholders before the Meeting, in which case the transferee is entitled to vote his or her Warrants at the Meeting.

The directors of the Company have by resolution fixed 4:00 p.m. (Toronto time) on Tuesday, July 26, 2005 or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Company’s warrant agent, CIBC Mellon Trust Company.

DATED at Toronto, Ontario this 28th day of June, 2005.

BY ORDER OF THE DIRECTORS (signed) Peter Marrone President and Chief Executive Officer

NOTICE TO UNITED STATES WARRANTHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the management information circular attached hereto, including the Schedules attached thereto and the documents incorporated by reference therein (collectively, the “Circular”), has been prepared in accordance with disclosure requirements applicable in Canada. Warrantholders of the Company in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Enforcement by Warrantholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that certain of the officers and directors of the Company are residents of a country other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of the Company and such persons are located outside of the United  States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, reserve conversion rates, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, the actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future price of gold, as well as those factors discussed in the section entitled “General Development of the Business – Risk Factors” in the Company’s renewal annual information form dated March 28, 2005 filed on SEDAR at www.sedar.com and the Company’s Annual Report on Form 40-F dated March 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY

All amounts in this Circular are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. On June 27, 2005, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$1.2307.

v

YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Unless the context otherwise suggests, references to “Warrants” refer to the common share purchase warrants of Yamana Gold Inc. (the “Company”), each of which entitles the holder thereof to acquire one common share of the Company at a price of C$1.50 at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008; and any holder of a Warrant is referred to as a “Warrantholder”. References to the “Meeting” refer to the special meeting of Warrantholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and shall include any adjournment or adjournments thereof.

DISTRIBUTION OF ADDITIONAL COMMON SHARES
UPON EXERCISE OF WARRANTS AND CORRESPONDING AMENDMENT
TO THE TERMS OF THE WARRANTS

The purpose of the Warrant Amendment (as hereinafter defined) is to provide Warrantholders with an opportunity to receive a premium to the “in-the-money” value of their Warrants and the trading price of the Warrants upon the early exercise of their Warrants. Each Warrant currently entitles a Warrantholder to acquire one common share of the Company (a “Common Share”) at a price of C$1.50 (the “Exercise Price”) at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008. The Warrants were issued pursuant to the terms of a warrant indenture dated July 31, 2003 between the Company and CIBC Mellon Trust Company (the “Warrant Agent”), as amended by a supplemental indenture dated August 12, 2003 (collectively, the “Warrant Indenture”).

Pursuant to a proposed amendment to the terms of the Warrant Indenture (the “Warrant Amendment”), as further described in this Circular, each Warrant will entitle the holder thereof to acquire one Common Share (collectively, the “Underlying Shares”) and an additional 0.0356 of a Common Share (collectively, the “Early Exercise Shares”) in the event that the Warrantholder exercises his or her Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Warrant Amendment. The additional 0.0356 of a Common Share to be issued upon the exercise of a Warrant during the Early Exercise Period represents a premium to the “in-the-money” value of the Warrant of C$0.16 based on an assumed Common Share price of C$4.50. The Warrant Amendment will be effected pursuant to the terms of a supplemental warrant indenture (the “Supplemental Indenture”) to be entered into between the Company and the Warrant Agent. A copy of the form of Supplemental Indenture is attached as Schedule “A” to this Circular.

The Supplemental Indenture shall also provide that, in the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendment have been exercised on or before the date of the expiration of the Early Exercise Period (the “Early Exercise Expiry Date”), each Warrant that has not been so exercised during the Early Exercise Period will be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share equal to (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the Exercise Price divided by the lesser of (i) the volume weighted average trading price (the “VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date. For example, assuming that the lesser of the VWAP for the five trading days ending on the Early Exercise Expiry Date and the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date is C$4.50, each Warrant not exercised during the Early Exercise Period will be automatically exchanged for 0.6816 of a Common Share (collectively, the “Exchange Shares”). In the event that 66 2/3% of the Warrants (but no more) are exercised during the Early Exercise Period, 9,216,358 Exchange Shares will be issued in exchange for the 13,522,552 Warrants not exercised during the Early Exercise Period.

Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

In the event that fewer than 66 2/3% of the Warrants outstanding as of the date of the Warrant Amendment are exercised during the Early Exercise Period, Warrantholders that have not exercised their Warrantholders will, subject to adjustment, be entitled to receive one Common Share of the Company upon exercise of a Warrant and payment of the Exercise Price.

BACKGROUND AND REASONS FOR THE WARRANT AMENDMENT

The Warrants were issued as part of a C$55.5 million private placement of subscription receipts of the Company completed on July 31, 2003 (the "2003 Private Placement”), in connection with the acquisition by the Company in August 2003 of the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada project from Santa Elina Mines Corporation (“Santa Elina”) and the Fazenda Brasileiro gold mine from Companhia Vale do Rio Doce (“CVRD”). The terms and conditions of the Warrants were negotiated between the Company and the agents thereof and the subscribers involved in the 2003 Private Placement as part of the overall pricing negotiations.

As of June 27, 2005, 40,567,656 Warrants were issued and outstanding, of which 16,161,189, representing approximately 39.8%, were held by insiders of the Company (including 15,942,856 Warrants held by Santa Elina). As of June 27, 2005, 123,453,752 Common Shares were issued and outstanding, of which 26,825,091, representing approximately 21.7%, were held by insiders of the Company (including 24,035,713 Common Shares held by Santa Elina).

From time to time, since the creation and issuance of the Warrants, management of the Company has reviewed its capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of the Company. This was motivated, in part, by the unusually high percentage of Common Shares issuable upon the exercise of the Warrants as compared to the issued and outstanding Common Shares, and, in part, by the desire to align the capital needs of the Company with the proceeds to be received from the exercise of the Warrants. The Company began giving more serious consideration to the possibility of encouraging the early exercise of the Warrants in recent months when it became clear that the trading pattern of the Warrants was substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants did not include a significant option value component in addition to the intrinsic or the “in-the-money” value normally associated with warrant trading prices. Further, the market for the Warrants was and continues to be relatively illiquid, and the Warrants have begun to trade effectively as the underlying Common Shares. The following chart compares the trading value and the intrinsic value of the Warrants for the period from January 1, 2005 to the date of the announcement of the Warrant Amendment on June 16, 2005.

Yamana Warrants Average Monthly Premium - January to June 16th, 2005

	Trading Price(C$)(1)	Intrinsic Value(C$)(2)	Percentage Premium to Intrinsic Value(%)

January	$2.43	$2.18	11.6%
February	$2.84	$2.67	6.3%
March	$2.71	$2.68	1.1%
April	$2.44	$2.31	5.7%
May	$2.43	$2.23	8.8%
June(3)	$3.10	$2.96	4.5%

(1)	Volume weighted average trading price of the Warrants.
(2)	Volume weighted average trading price of the Common Shares less the Exercise Price.
(3)	June 1st to June 16th, 2005.

Management presented the idea of the early exercise of the Warrants to the directors of the Company on a number of occasions, and on June 9, 2005, the directors of the Company met to discuss the proposed terms and the merits of the transaction. On June 16, 2005, the directors of the Company met again to receive and consider the submission of the Warrant Amendment to Disinterested Warrantholders (as hereinafter defined) and Disinterested Shareholders (as hereinafter defined) for their approval. During the 20 trading days prior to the last day before the Company’s announcement of the Warrant Amendment, the average closing price of the Common Shares on the TSX was C$4.13 and the average closing price of the Warrants on the TSX was C$2.73, which represents a C$0.10 premium to the average “in-the-money” value of the Warrants in the same period. The average daily trading volume on the TSX and the AMEX for the Warrants for the 20 trading days prior to the date of the announcement of the Warrant Amendment on June 17, 2005 was 339,700 (resulting from 251 trades) as compared to the average daily trading volume on the TSX and the AMEX for the Common Shares of 1,227,998 (resulting from 11,079 trades) during the same period.

The Company believes that the transaction contemplated would have the following benefits to the Company, its shareholders (the “Shareholders”) and the Warrantholders:

(a)	the early exercise of the Warrants would simplify the capital structure of the Company and bring it in line with the capital structures of industry peers;

(b)	in the event that all of the Warrants are exercised during the Early Exercise Period, the Company would receive gross proceeds of approximately C$60,851,484;

(c)	the early exercise of the Warrants would align the Company’s capital needs with the proceeds of the exercise of the Warrants, as the Company is currently developing its mineral properties; whereas, by the current expiry date of the Warrants of July 31, 2008, the Company expects to be generating strong cash flow from its operations;

(d)	assuming the cost of financing alternatives, the net present value differential of the proceeds under the transaction contemplated versus the status quo more than offsets the costs associated with completing the transaction, thereby providing value to Shareholders;

(e)	the estimated expenses of the Warrant Amendment of C$1,600,000 are significantly less than the estimated expenses and underwriting fees which would be incurred with an equity financing such as a public offering or private placement;

(f)	from the perspective of the Shareholders of the Company, the aggregate of approximately C$6,490,825 of premium (based on a premium of C$0.16 multiplied by 40,567,656 Warrants) to Warrantholders and C$1,600,000 of estimated expenses is equivalent to borrowing from the proceeds at maturity of the Warrants in 2008 at an annual rate of less than 5%, which management believes is an attractive costs of funds.

(g)	in the event that all of the Warrants are exercised during the Early Exercise Period, the additional dilution to existing Shareholders would be less than 1% of the number of outstanding Common Shares on a fully-diluted basis;

(h)	the early exercise of the Warrants would increase the Company’s public float, which should have the corresponding effect of potentially increasing the trading liquidity of the Common Shares;

(i)	the early exercise of the Warrants would provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares versus the relatively illiquid trading market for the Warrants immediately, instead of three years from now; and

(j)	the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendment.

FAIRNESS OPINION

In connection with the proposed Warrant Amendment, the Company has engaged BMO Nesbitt Burns Inc. to act as financial advisor (the “Financial Advisor”) to the directors of the Company in connection with the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders, and to provide an opinion (the “Fairness Opinion”) as to the fairness of the issuance of the Early Exercise Shares and the Exchange Shares, from a financial point of view, to the Warrantholders, excluding insiders (including Santa Elina) of the Company (the “Disinterested Warrantholders”), and to the Shareholders, excluding insiders (including Santa Elina), of the Company.

The Financial Advisor determined that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders would be fair, from a financial point of view, to Disinterested Warrantholders if the probable aggregate value of the Common Shares, Early Exercise Shares and Exchange Shares to be issued to Warrantholders pursuant to the Supplemental Indenture following the Warrant Amendment would exceed the probable aggregate value available to the Warrantholders in respect of their Warrants, if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). The Financial Advisor did not take into account any tax considerations or the possibility of a tax liability in connection with the Warrant Amendment or the disposition of Warrants by Warrantholders.

The Financial Advisor also considered that the issuance of Early Exercise Shares and Exchange Shares to Warrantholders, would be fair, from a financial point of view, to the Shareholders, excluding insiders (including Santa Elina) of the Company, if the probable aggregate value of the Common Shares to holders as at the date of the Financial Advisor’s advice, after the issuance of Early Exercise Shares and Exchange Shares to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative.

The Fairness Opinion is dated as of June 28, 2005 and was delivered to the board of directors of the Company. Based upon and subject to the assumptions made and the matters considered in the Fairness Opinion, the Financial Advisor is of the opinion that, as of June 28, 2005, the issuance of the Early

Exercise Shares and the Exchange Shares is fair, from a financial point of view, to the Disinterested Warrantholders and the Shareholders of the Company, excluding insiders (including Santa Elina).

The Fairness Opinion is based upon a variety of factors and assumptions and must be considered as a whole. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. A copy of the Fairness Opinion is attached hereto as Schedule “B”, and should be read in its entirety.

In addition to providing the Fairness Opinion, the general services covered by the Financial Advisor’s engagement include providing analysis and advice to the Company in connection with the Warrant Amendment, assisting management with marketing and participating in the preparation and review of documentation in connection with the proposed Warrant Amendment. BMO Nesbitt Burns Inc. has also been engaged by the Company to act as soliciting dealer manager on behalf of the Company in connection with soliciting affirmative votes of the Warrantholders and the Shareholders in connection with the approval of the issuance of the Early Exercise Shares and the Exchange Shares, and to solicit Warrantholders to exercise their Warrants during the Early Exercise Period. The Company has agreed to pay to BMO Nesbitt Burns Inc. certain financial advisory fees and soliciting dealer manager fees comprised of a minimum fee of C$200,000, and additional fees of up to C$500,000.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The material factors considered by the directors of the Company which provided support for the conclusion that the issuance of the Early Exercise Shares and the Exchange Shares is fair, from a financial point of view, to Shareholders, excluding insiders (including Santa Elina), of the Company and Disinterested Warrantholders were:

(a)	in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Company would issue an additional 1,444,209 Common Shares to Warrantholders representing only 0.8% of the outstanding Common Shares on a fully-diluted basis;

(b)	the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the “in-the-money” value of the Warrants and the trading price of the Warrants prior the announcement of the Warrant Amendment;

(c)	the Fairness Opinion to the directors of the Company provides that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders is fair, from a financial point of view, to the Disinterested Warrantholders and the Shareholders excluding insiders (including Santa Elina) of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the status quo for each of the securityholder groups;

(d)	in order to be effective, the Warrant Amendment must be approved at a meeting of Warrantholders by not less than 66 2/3% of the votes cast thereat by Warrantholders and a majority of the votes cast thereat by Disinterested Warrantholders;

(e)	pursuant to the requirements of the TSX, the Warrant Amendment must be approved at a meeting of Disinterested Shareholders (as hereinafter defined) of the Company by a majority of votes cast thereat;

(f)	in the event that not less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, holders of unexercised Warrants will receive Exchange Shares in exchange for their Warrants at a premium to the “in-the-money” value of the Warrants without payment of additional consideration or the Exercise Price; and

(g)	in the event that less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant will continue to entitle the holder to acquire one Common Share at the Exercise Price until July 31, 2008.

In light of the number and variety of factors considered by the directors of the Company in connection with their evaluation of the issuance of the Early Exercise Shares and the Exchange Shares, the directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

In order to arrive at its recommendations, the board of directors obtained the advice of its legal counsel and the Financial Advisor, completed a detailed examination of the terms and conditions of the Warrant Amendment and completed a detailed examination of the Fairness Opinion.

The directors of the Company, excluding Mr. Juvenal Mesquita who is also a representative of Santa Elina and has declared his interest and abstained from voting on the transaction, have determined that the issuance of the Early Exercise Shares and the Exchange Shares, as the case may be, is in the best interests of the Company and is fair, from a financial point of view, to Shareholders, excluding insiders (including Santa Elina) of the Company and Disinterested Warrantholders. The directors of the Company (excluding Mr. Juvenal Mesquita) recommend that the Disinterested Shareholders (as hereinafter defined) and Disinterested Warrantholders vote in favour of the Warrant Amendment.

WARRANT AMENDMENT

Warrant Indenture

The Warrants were created and issued pursuant to the terms of the Warrant Indenture entered into between the Company and the Warrant Agent dated as of July 31, 2003, as amended by supplemental indenture dated August 12, 2003. The Warrant Indenture was entered into on July 31, 2003 in connection with the private placement of subscription receipts of the Company, which subscription receipts were subsequently exchanged for 23,125,000 Warrants and 46,250,000 Common Shares. Subsequently, on August 12, 2003, the Warrant Indenture was amended by supplemental indenture to provide for the issuance of 17,442,856 Warrants to Santa Elina in connection with the acquisition by the Company from Santa Elina of the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties and the Chapada copper-gold project in Brazil.

Pursuant to the terms of the Warrant Indenture, each Warrant entitles the holder thereof to purchase one Common Share at the Exercise Price (subject to adjustment in the case of certain corporate events), at any time prior to 5:00 p.m. (Toronto time) on July 31, 2008, after which time the Warrants will expire and become null and void. The Warrant Indenture is available for review under the profile of the Company at www.sedar.com.

The Warrant Indenture provides the Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders. The Warrant Indenture defines an “extraordinary resolution” to mean a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the terms of the Warrant Indenture at which there are present, in person or by proxy, Warrantholders representing at least 25% of the aggregate number of all then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder approval and the requisite Shareholder approval, the Company proposes to enter into the Supplemental Indenture to provide, among other things, that:

(i)	each Warrant exercised during the Early Exercise Period shall entitle the holder thereof to acquire an additional 0.0356 of a Common Share in addition to the one Underlying Share otherwise issuable upon the exercise of the Warrants; and

(ii)	in the event that at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendment have been exercised during the Early Exercise Period, each Warrant that has not been so exercised during the Early Exercise Period will be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share equal to: (A) 98% multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period) minus (B) the Exercise Price divided by the lesser of (i) the VWAP of the Common Shares on the TSX for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date. Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

A copy of the form of Supplemental Indenture is attached as Schedule “A” to this Circular. Warrantholders shall be provided with notice of the execution of the Supplemental Indenture and the commencement of the Early Exercise Period by way of a press release to be issued by the Company, immediately following receipt of the requisite Warrantholder approval and the requisite Shareholder approval.

Procedure for the Exercise of Warrants Assuming Approval of Warrant Amendment

Upon the execution of the Supplemental Indenture to implement the Warrant Amendment, the existing Warrant certificates shall evidence the right to acquire the Early Exercise Shares, in addition to the Underlying Shares, and any Warrant certificate duly completed, executed and surrendered to CIBC Mellon Trust Company at its Toronto address, in accordance with the procedure set out below, during the Early Exercise Period will entitle the holder thereof to receive one Underlying Share and an additional 0.0356 of an Early Exercise Share. Warrantholders are encouraged to exercise their Warrants as soon as possible following the commencement of the Early Exercise Period and, in any event, prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Underlying Shares upon exercise of their Warrants.

The registered holder of a Warrant may exercise the rights to acquire the Underlying Share plus 0.0356 of a Common Share by surrendering the certificate representing such Warrant to CIBC Mellon Trust Company at any time following commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, by hand or courier at its offices located at Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9, or by registered mail at P.O. Box 1036 Adelaide Street Postal Station, Toronto, Ontario M5C 2K4. The Warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the Warrant certificate or in the form attached to the notice to Warrantholders accompanying this Circular, specifying the number of Warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrants that the holder intends to exercise.

Within five business days of the due exercise of a Warrant, the Company shall cause the Warrant Agent to mail to the person in whose name the Common Shares are to be issued, at the address specified in the subscription, the certificate(s) representing the Common Shares issued to such person in connection with the exercise of the Warrant. All Warrant certificates surrendered for full exercise shall be cancelled by the Warrant Agent and shall be of no further force or effect.

A Warrant certificate surrendered together with a duly completed and executed subscription and payment of the full Exercise Price will be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent. Any use of the mail to transmit Warrant certificates is at the risk of the Warrantholder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgement of receipt requested.

Procedure for the Automatic Exchange of Warrants

In the event that not less than 66 2/3% of the Warrants outstanding as of the date of the Warrant Amendment are exercised during the Early Exercise Period, each Warrant not so exercised during the Early Exercise Period shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for Exchange Shares immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date. Any registered holder of Warrants that are automatically exchanged for Exchange Shares upon the expiry of the Early Exercise Period shall be deemed to have become the holder of record of the Exchange Shares issued upon the exchange of such Warrants as of the first business day following the Early Exercise Expiry Date, unless the transfer registers of the Company are closed on such date, in which case the date on which such transfer registers are reopened will be used. Within five business days of the exchange of Warrants, the Company shall cause to be mailed to the person in whose name the Exchange Shares are to be issued, at the address specified in the register of holders of Warrants maintained by the Warrant Agent, a certificate or certificates for the Exchange Shares to which the Warrantholder is entitled. All Warrants exchanged for Exchange Shares shall be immediately thereafter cancelled and be of no further force or effect.

Fractional Shares

The Company shall not be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise or exchange of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive upon the exercise of a Warrant a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

WARRANTHOLDER APPROVAL

Under the Warrant Indenture, the Warrant Amendment must be passed by an extraordinary resolution of the Warrantholders. An extraordinary resolution must be passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the Warrants represented in person or by proxy at the Meeting and voted on by poll.

Pursuant to the terms of a support agreement entered into between Santa Elina and the Company, Santa Elina has agreed to vote its Warrants in favour of the Warrant Amendment, and has agreed to exercise or cause to be exercised all of the Warrants it holds during the Early Exercise Period.

Pursuant to the requirements of the TSX, the Warrant Amendment also requires the approval of a majority of the votes cast by Warrantholders other than insiders (including Santa Elina Mines) of the Company that hold Warrants (the “Disinterested Warrantholders”). As of June 27, 2005, insiders of the Company held an aggregate of 16,161,189 Warrants, including 15,942,856 Warrants held by Santa Elina, representing approximately 39.8% of the outstanding Warrants, which will be excluded for the purposes of the Disinterested Warrantholders’ vote.

The persons named in the enclosed form of proxy intend to vote at the Meeting for the approval of the extraordinary resolution concerning the Warrant Amendment, unless otherwise directed by the Warrantholder appointing them.

The form of the extraordinary resolution to be placed before the Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	The Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “Supplemental Indenture”) with CIBC Mellon Trust Company of Canada, as warrant agent, substantially in the form attached as Schedule “A” to the management information circular dated June 28, 2005 and delivered to the Warrantholders (the “Circular”) for the purpose of amending the terms of the warrant indenture between the Company and CIBC Mellon Trust Company dated July 31, 2003, as amended by a supplemental indenture dated as of August 12, 2003 (collectively, the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture (the “Warrants”) in the manner described in the Circular (subject to adjustment), and any officer or director of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such Supplemental Indenture.

2.	Any officer or director of the Company is authorized and directed to execute and deliver in the name of and on behalf of the Company and under its corporate seal or otherwise all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution.

3.	Notwithstanding the passing of this resolution by the Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Warrantholders not to proceed with the amendments to the Warrant Indenture and the Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

OTHER APPROVALS AND REGULATORY MATTERS

Shareholders’ Approval

Pursuant to the requirements of the TSX, the issuance of the Early Exercise Shares to be issued upon the exercise of Warrants during the Early Exercise Period is required to be approved by a majority of the votes cast by the Shareholders of the Company excluding insiders (including Santa Elina) of the Company and each Shareholder who is also a Warrantholder (the “Disinterested Shareholders”) at a special meeting of Shareholders (the “Shareholders’ Meeting”). The Shareholders’ Meeting is to be held on July 28, 2005, immediately preceding the Warrantholder Meeting.

As of June 27, 2005, insiders of the Company held an aggregate of 26,825,091 Common Shares, including 24,035,713 Common Shares held by Santa Elina, representing approximately 21.7% of the outstanding Common Shares, which will be excluded for the purposes of the Disinterested Shareholders’ vote. The number of Common Shares held by Shareholders who are also Warrantholders will also be excluded for the purposes of the Disinterested Shareholders’ vote. The number of such Common Shares is not known by the Company as of the date of this Circular.

Resale Restrictions

The Company filed a preliminary short form prospectus dated June 17, 2005 to qualify the distribution of the Early Exercise Shares and the Exchange Shares in each of the provinces of Canada and in the United States under the multi-jurisdictional disclosure system. The prospectus was also filed in the United States to register the Underlying Shares that are issuable upon the exercise of the Warrants. Pursuant to the prospectus, the Early Exercise Shares and the Exchange Shares to be issued upon the exercise and exchange, as the case may be, of the Warrants will be not be subject to resale restrictions in Canada or the United States, other than in respect of a resale that is a “control distribution” (as such term is defined in the Securities Act (Ontario)) in Canada or a resale by an “affiliate” (as such term is defined in the U.S. Securities Act of 1933, as amended) in the United States.

Stock Exchange Listings

The TSX has conditionally approved the listing of the Early Exercise Shares and the Exchange Shares, subject to the Company fulfilling all of the listing requirements of the TSX. The Company anticipates receiving listing approval from the AMEX upon the Company receiving the requisite approvals from the Shareholders and the Warrantholders.

CONSOLIDATION CAPITALIZATION

The following table sets forth the Company’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Company since December 31, 2004, the date of the audited consolidated financial statements of the Company’s most recently completed financial year. The table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and management’s discussion and analysis filed under the profile of the Company at www.sedar.com.

	As at December 31, 2004	As at March 31, 2005 Before Giving Effect to Exercise of the Warrants	As at March 31, 2005 After Giving Effect to the Exercise of the Warrants(1)(5)(6)

Common Shares	$147,407,000	$147,641,000	$203,347,750(2)
(Authorized--unlimited)	(122,286,716 shares)	(122,398,529 shares)	(164,410,394 shares)

Preference Shares	--	--	--
(Authorized--unlimited)	(Nil)	(Nil)	(Nil)
Share Purchase Options(3)	--	--	--
	(6,660,000 options)	(6,474,000 options)	(6,474,000 options)
Common Share Purchase
Warrants(4)	10,864,000	10,864,000	3,301,789(2)(5)
	(43,434,000 warrants)	(43,406,344 warrants)	(2,838,344 warrants)
Contributed Surplus	1,775,000	1,665,000	1,665,000

Retained Earnings	263,000	555,000	555,000

Total Capitalization	$160,309,000	$160,725,000	$208,869,539

_________________

(1)	After deducting expenses of the distribution, estimated to be C$1,600,000.
(2)	The proceeds were converted into U.S. dollars based on an exchange rate of 1.2307 as of June 27, 2005.
(3)	As of June 27, 2005, 7,877,000 common share purchase options were outstanding with an average exercise price of C$2.59.
(4)	Includes unlisted common shares purchase warrants of the Company.
(5)	Assumes the exercise of all Warrants.
(6)	On April 29, 2005, the Company drew on its previously announced $100 million financing commitment.

ELIGIBILITY FOR INVESTMENT

The Underlying Shares, Early Exercise Shares and the Exchange Shares (herein referred to as the “Subject Shares”), if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations as of the date hereof generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a Warrantholder arising from and relating to the Supplemental Indenture and who exercises or disposes of Warrants and acquires, holds and disposes of Common Shares (including the Early Exercise Shares and the Exchange Shares). This summary is applicable to a Warrantholder who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with the Company and holds the Warrants and will hold any Common Shares as capital property.

Generally, Warrants and Common Shares will be considered to be capital property to a holder provided that the holder does not hold such security in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Warrantholder that is a “financial institution“ (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” or a Warrantholder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Warrantholder who has borrowed money to acquire Warrants.

This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal tax considerations and is not intended to be legal or tax advice to any particular Warrantholder. Warrantholders should consult their own tax advisors for advice with respect to the tax consequences based on their particular circumstances.

Warrantholders Resident in Canada

The following portion of the summary is generally applicable to a Warrantholder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a “Resident Warrantholder”). Certain Resident Warrantholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Subject Shares, and all other “Canadian securities” as defined in the Tax Act, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Amendment of Warrant Indenture

Although the matter is not free from doubt, counsel is of the view that the amendments contained in the Supplemental Indenture would not constitute substantial changes to the fundamental terms of the Warrants and accordingly will not result, in and of themselves, in a disposition of the Warrants by holders. In the event that the amendments contained in the Supplemental Indenture were considered fundamental so that their adoption result in a disposition of the Warrants and an acquisition of new warrants, then the holder would realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant. The proceeds of disposition for the Warrants and the cost of any new warrants would be equal to the fair market value of the new warrants received at the time the Supplemental Indenture becomes effective. The taxation of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.

Exercise of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant. When a Warrant is exercised and Common Shares (including any Early Exercise Shares) are acquired, the cost to the holder of the Common Shares thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Shares upon exercise of the Warrant. The cost to a Resident Warrantholder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Resident Warrantholder as capital property at the time of the exercise of the Warrant.

Expiry of Warrants

The expiry of a Warrant will generally result in a capital loss to the Resident Warrantholder equal to the adjusted cost base of the Warrant to the Resident Warrantholder immediately before its expiry.

Disposition of Warrants and Common Shares

If the amendments contained in the Supplemental Indenture are approved and holders of more than 66 2/3% of the outstanding Warrants exercise their Warrants during the Early Exercise Period, then the Company will acquire any remaining outstanding Warrants for Exchange Shares. A Resident Warrantholder who disposes of Warrants (other than upon exercise) to the Company for Exchange Shares pursuant to the Supplemental Indenture will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Warrantholder of the Warrants. The proceeds of disposition for such Warrants would be equal to the fair market value of the Exchange Shares received and the cost of the Exchange Shares to the Resident Warrantholder would be equal to such fair market value. The taxation of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.

In general, a disposition, or a deemed disposition, of a Warrant (other than on the exercise or expiry thereof) or a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant or Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant or Common Share, respectively. In the event a Resident Warrantholder who acquires Common Shares also holds other Common Shares, the adjusted cost base of the Common Shares will be determined by averaging the adjusted cost base of all the Common Shares of that Resident Warrantholder held as capital property. The taxation of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of a capital gain must be included in income as a taxable capital gain for the year of the disposition and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Resident Warrantholder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act). Capital gains realized by an individual, other than certain specified trusts, will be relevant in computing possible liability under the alternative minimum tax.

In general, in the case of a Resident Warrantholder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares. Resident Warrantholders to whom these rules may be relevant should consult their own tax advisors.

A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

Dividends

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A Resident Warrantholder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

Warrantholders Resident in the United States

The following summary is generally applicable to Warrantholders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Warrants or Common Shares; (ii) do not use or hold the Warrants and Common Shares in carrying on a business in Canada; and (iii) are residents of the United States for purposes of the Convention ("U.S. Holders"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Warrants and Common Shares

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants or Common Shares provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants or Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons.

A U.S. Holder’s capital gain (or capital loss) in respect of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined for purposes of the Tax Act) will generally be computed in the manner described above under “Warrantholders Resident in Canada-- Disposition of Warrants and Common Shares”.

Even if the Warrants or Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Warrants or Common Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Warrants and Common Shares constitute “treaty-protected property”. Warrants and Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under Part I of the Tax Act. U.S. Holders whose Warrants or Common Shares are taxable Canadian property should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a company that owns at least 10% of the voting shares of the Company.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares received on the exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this management information circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Warrants or Common Shares, as the case may be, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Warrants or Common Shares, as the case may be, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the exercise, disposition, and lapse of Warrants or the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the exercise, disposition, and lapse of Warrants or the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Warrants or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Warrants or Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Warrants or Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Warrants or Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the exercise, disposition, and lapse of Warrants and the acquisition, ownership, and disposition of Common Shares. (See “Canadian Federal Income Tax Matters” above).

U.S. Federal Income Tax Consequences of the Exercise, Disposition, and Lapse of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Warrant generally should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the Exercise Price paid by such US. Holder on the exercise of such Warrant. A U.S. Holder’s holding period for the Common Share received on the exercise of a Warrant generally should begin on the day after the date that such Warrant is exercised by such U.S. Holder. However, if a Warrant is exchanged for a Common Share (without the payment of the Exercise Price), the U.S. Holder’s initial tax basis in the Common Share received in exchange for such Warrant generally should be equal to such U.S. Holder’s tax basis in such Warrant, and the U.S. Holder’s holding period for the Common Share received in exchange for such Warrant may include the period that such Warrant was held by such U.S. Holder. Each U.S. Holder that receives a Common Share in exchange for a Warrant (without the payment of the Exercise Price), should consult its own financial advisor, legal counsel, or accountant regarding the holding period for the Common Share received in exchange for such Warrant.

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to passive foreign investment company rules (See "Passive Foreign Investment Company"), any such gain or loss generally should be a capital gain or loss (provided that the Common Share to be issued on the exercise of such Warrant would have been a capital asset if acquired by the U.S. Holder). Any such capital gain or loss will be short-term capital gain or loss or long-term capital gain or loss, depending on whether the Warrants are held for more than one year.

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally should be a capital loss (provided that the Common Share to be issued on the exercise of such Warrant would have been a capital asset if acquired by the U.S. Holder). Any such capital loss will be short-term capital loss or long-term capital loss, depending on whether the Warrants are held for more than one year.

The grant of the right to acquire the Early Exercise Shares may be treated as a constructive distribution of the Early Exercise Shares under Section 305 of the Code, which could result in a taxable distribution to a U.S. Holder of the Warrants, depending on the circumstances (for example, if cash is distributed to holders of Common Shares within 36 months of the date of the Warrant Amendment). It is also possible that the IRS will take the position that the receipt of the Early Exercise Shares is (a) an actual distribution of the Early Exercise Shares under Section 305 of the Code, which could result in a taxable distribution to any U.S. Holder that receives the Early Exercise Shares, depending on the circumstances (for example, if cash is distributed to holders of the Common Shares within 36 months of the date that the Early Exercise Shares are received) or (b) a taxable fee for exercising the Warrants during the Early Exercise Period. (See more detailed discussion of the rules applicable to distributions made by the Company at "Distributions on Common Shares" below). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the grant of the right to acquire the Early Exercise Shares and the receipt of the Early Exercise Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a "passive foreign investment company" for the taxable years ended December 31, 2003 or December 31, 2004, and does not expect that it will be a "passive foreign investment company" for the taxable year ending December 31, 2005. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a

U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Company

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the "subpart F income" (as defined in

Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a

QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

Under temporary Treasury Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC may not make a QEF Election that will apply to either (a) the option, warrant, or other right or (b) the shares of the PFIC subject to the option, warrant, or other right. In addition, under proposed Treasury Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held.

Accordingly, if the Company qualifies as a PFIC, a U.S. Holder of the Warrants may not make a QEF Election that will apply to either the Warrants or the Common Shares subject to the Warrants. The general effect of these special rules is that (a) excess distributions paid on the Common Shares received on exercise of the Warrants, and gains recognized on the sale or other taxable disposition of the Common Shares received on exercise of the Warrants, will be spread over a U.S. Holder’s entire holding period for such Warrants and Common Shares (pursuant to the rules of Section 1291 of the Code discussed above) and (b) if a U.S. Holder makes a QEF Election on exercise of the Warrants and receipt of the Common Shares, that election generally will not be a timely QEF Election with respect to such Common Shares (and the rules of Section 1291 of the Code discussed above will continue to apply). It appears, however, that a U.S. Holder receiving Common Shares on the exercise of the Warrants should be eligible to make an effective QEF Election as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such Common Shares if such U.S. Holder also makes an election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on such date at fair market value. In addition, if the Company qualifies as a PFIC, a sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the application of the PFIC rules to the Warrants and the Common Shares received on exercise of the Warrants.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable years ended December 31, 2003 or December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

PRICE RANGES AND TRADING VOLUMES

Common Shares

The following table sets forth the volume of trading and closing price ranges of the Common Shares on the TSX and the AMEX since April 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate (TSX/AMEX) Volume

2004 April	C$4.50/$3.42	C$2.90/$2.09	10,043,000/5,542,000
May	C$3.39/$2.40	C$2.75/$1.92	10,005,000/5,032,000
June	C$3.21/$2.37	C$2.43/$1.78	11,048,000/3,716,000
July	C$3.35/$2.56	C$2.67/$2.05	6,978,000/2,604,000
August	C$3.13/$2.42	C$2.62/$1.98	5,835,000/3,393,000
September	C$3.25/$2.65	C$2.67/$2.08	8,260,000/4,456,000
October	C$3.77/$3.05	C$3.40/$2.73	10,541,000/4,553,000
November	C$3.86/$3.26	C$3.36/$2.75	11,916,000/5,282,000
December	C$3.75/$3.05	C$3.30/$2.72	9,590,000/6,891,000
2005 January	C$3.85/$3.18	C$3.38/$2.77	12,250,000/4,063,000
February	C$4.55/$3.71	C$3.84/$3.12	11,061,000/11,296,000
March	C$4.41/$3.62	C$3.78/$3.10	26,762,000/9,028,000
April	C$4.15/$3.36	C$3.52/$2.84	6,134,000/4,688,000
May	C$4.10/$3.27	C$3.40/$2.71	9,545,000/5,146,000
June(1)	C$4.68/$3.82	C$4.20/$3.36	18,057,000/6,646,000

_________________

(1)	From June 1, 2005 to June 27, 2005.

Warrants

The following table sets forth the volume of trading and closing price ranges of the Warrants on the TSX and the AMEX since April 1, 2004:

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate (TSX/AMEX) Volume

2004 April	C$3.12/$1.87	C$1.95/$1.10	2,316,000/28,000
May	C$2.15/$1.11	C$1.75/$0.94	238,000/3,000
June	C$2.10/$1.11	C$1.25/$0.94	1,080,000/9,000
July	C$2.10/$1.21	C$1.60/$0.94	59,000/6,000
August	C$2.09/$1.21	C$1.60/$1.06	89,000/1,000
September	C$2.05/$1.41	C$1.60/$1.06	883,000/1,000
October	C$2.43/$1.57	C$2.05/$1.41	402,000/11,000
November	C$2.50/$1.86	C$2.03/$1.42	1,152,000/18,000
December	C$2.40/$1.86	C$2.11/$1.63	1,460,000/9,000
2005 January	C$2.50/$1.65	C$2.09/$1.42	4,541,000/7,000
February	C$3.10/$2.03	C$2.50/$1.42	1,379,000/16,000
March	C$2.99/$2.20	C$2.39/$1.65	5,398,000/30,000

Period	High (TSX/AMEX)	Low (TSX/AMEX)	Aggregate (TSX/AMEX) Volume

April	C$2.74/$1.65	C$2.08/$1.38	189,000/22,000
May	C$2.68/$1.81	C$2.10/$1.21	2,847,000/25,000
June(1)	C$3.24/$2.15	C$2.75/$1.82	6,683,000/22,000

_________________

(1)	From June 1, 2005 to June 27, 2005.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. Proxies may be solicited by mail, personally or by telephone by officers and directors or other representatives of the Company. The Company may also reimburse brokers or nominees holding Warrants in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals. Kingsdale Shareholder Services Inc. has been retained by the Company as proxy solicitation agent in connection with the solicitation of proxies at the Meeting at an agreed cost of C$70,000 plus additional costs relating to out-of-pocket expenses. BMO Nesbitt Burns Inc. has also been engaged by the Company to act as soliciting dealer manager on behalf of the Company in connection with soliciting affirmative votes of the Warrantholders and the Shareholders in connection with the approval of the issuance of the Early Exercise Shares and the Exchange Shares, and to solicit Warrantholders to exercise their Warrants during the Early Exercise Period. The Company has agreed to pay BMO Nesbitt Burns Inc. certain fees for such services, as described earlier in this Circular under the heading "Fairness Opinion".

The directors of the Company have fixed the close of business on Tuesday, June 28, 2005 as the record date, being the date for the determination of the registered holders of Warrants entitled to receive notice of and to vote at the Meeting, and any adjournment or adjournments thereof except to the extent that (a) a Warrantholder has transferred his or her Warrants after the record date and (b) the transferee of those Warrants produces properly endorsed Warrant certificates or otherwise establishes that he or she owns such Warrants and demands not later than five days prior to the Meeting that his or her name be included in the list of registered Warrantholders before the Meeting, in which case the transferee is entitled to vote his or her Warrants at the Meeting. Duly completed and executed proxies must be received by the Warrant Agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on Tuesday, July 26, 2005, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of June 28, 2005.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A Warrantholder desiring to appoint some other person, who need not be a Warrantholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Warrant Agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on Tuesday, July 26,

2005, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A Warrantholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Warrantholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Warrants represented by the proxy submitted by a Warrantholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Warrantholder or by a Warrantholder’s attorney authorized in writing (or, if the Warrantholder is a Company, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Warrants in respect of which they are appointed in accordance with the direction of the Warrantholders appointing them. In the absence of such direction, such Warrants will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Warrantholders

Only registered Warrantholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Warrantholders of the Company are "non-registered" Warrantholders ("Non-Registered Warrantholders") because the Warrants they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Warrants. Warrants beneficially owned by a Non-Registered Warrantholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Warrantholder deals with in respect of the Warrants (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Warrantholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Warrantholders unless a Non-Registered Warrantholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Warrantholders. Generally, Non-Registered Warrantholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form that is not signed by the Intermediary and that, when properly completed and signed by the Non-Registered Warrantholder and returned to the

Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Warrantholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Warrants beneficially owned by the Non-Registered Warrantholder but that is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Warrantholder when submitting the proxy. In this case, the Non-Registered Warrantholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Yamana Gold Inc., c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Warrantholders to direct the voting of the Warrants of the Company they beneficially own. Should a Non-Registered Warrantholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Warrantholder), the Non-Registered Warrantholder should strike out the persons named in the form of proxy and insert the Non-Registered Warrantholder or such other person’s name in the blank space provided. In either case, Non-Registered Warrantholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Warrantholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed below, no director or executive officer of the Company who has held such position at any time since March 1, 2004 or any of their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

As at the date hereof, insiders of the Company hold an aggregate of 16,161,189 Warrants, including 15,942,856 Warrants held by Santa Elina, representing approximately 39.8% of the outstanding Warrants. Pursuant to the terms of a support agreement entered into between Santa Elina and the Company, Santa Elina has agreed to vote its Warrants in favour of the Warrant Amendment, and has agreed to exercise or cause to be exercised all of the Warrants it holds during the Early Exercise Period.

Voting Securities and Principal Holders Thereof

As of June 27, 2005, 40,567,656 Warrants were issued and outstanding. Each Warrant entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Warrantholders entitled to receive notice of and to vote at the Meeting has been fixed at Tuesday, June 28, 2005. In accordance with the provisions of the Warrant Indenture, the Company will prepare a list of holders of Warrants as of such record date. Each Warrantholder named in the list will be entitled to vote the Warrants shown opposite his or her name on the list at the Meeting, except to the extent that (a) a Warrantholder has transferred his or her Warrants after the record date and (b) the transferee of those Warrants produces properly endorsed Warrant certificates or otherwise establishes that he or she owns such Warrants and demands not later than five days prior to the Meeting that his or her name be included in the list of registered Warrantholders before the Meeting, in which case the transferee is entitled to vote his or her Warrants at the Meeting. All such holders of record of Warrants are entitled either to attend and vote thereat in person the Warrants held by them or, provided a completed and executed proxy shall have been delivered to the Company’s warrant agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Warrants held by them.

To the knowledge of the directors and executive officers of the Company, as of June 27, 2005, the only persons, or companies who beneficially own, directly or indirectly, or exercise control or direction over voting rights of the Company carrying more than 10% of the voting rights attached to the Warrants of the Company are as follows:

Name	Number of Warrants	Percentage of Outstanding Warrants

Santa Elina Mines Corporation	15,942,856	39.3%

_________________

(1)	Santa Elina also owns 24,035,713 Common Shares of the Company, representing 19.5% of the outstanding Common Shares.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular, since the commencement of the Company’s last completed financial year, no informed person of the Company or any associate or affiliate of an informed person has or had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated herein by reference may be obtained by a Warrantholder without charge at any time prior to the meeting from the Chief Financial Officer of the Company at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the preliminary short form prospectus (the “Prospectus”) of the Company dated June 17, 2005; and

(b)	the material change report (the “MCR”) of the Company dated June 27, 2005 relating to the announcement of the Warrant Amendment transaction.

Any statement contained in this Circular, the Prospectus, the MCR or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.

Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2004, which can be found in the Company’s annual report to shareholders can also be found at www.sedar.com. Warrantholders may also request these documents from the Chief Financial Officer of the Company at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220.

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the Warrantholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE DIRECTORS (signed) Peter Marrone President and Chief Executive Officer

Toronto, Ontario
June 28, 2005

SCHEDULE “A”

SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE dated as of the 29th day of July, 2005

B   E   T   W   E   E   N:

YAMANA GOLD INC., a corporation incorporated under the laws of Canada

(hereinafter called the “Company”)

A   N   D

CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada

(hereinafter called the “Warrant Agent”)

        WHEREAS the Company and the Warrant Agent executed a Common Share Purchase Warrant Indenture (the “Original Warrant Indenture”) dated as of July 31, 2003 and a supplemental warrant indenture (“First Supplemental Indenture”) thereto dated August 12, 2003 (the Original Warrant Indenture and the First Supplemental Indenture, hereinafter collectively referred to as the “Warrant Indenture”) providing for the issue of 40,567,856 Warrants (as defined in the Warrant Indenture);

        AND WHEREAS section 7.1(b) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth adjustments in the application of Article 2 of the Warrant Indenture;

        AND WHEREAS section 7.1(d) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of giving effect to any extraordinary resolution passed by the Warrantholders as provided in Article 6 of the Warrant Indenture;

        AND WHEREAS in accordance with Article 6 of the Warrant Indenture, the Warrantholders have passed an extraordinary resolution proposed by the Company at a meeting of Warrantholders, approving the amendments to the Warrant Indenture set forth herein and implemented hereby;

        NOW THEREFORE THIS SUPPLEMENTAL WARRANT INDENTURE WITNESSES that in consideration of the premises and of other good and valuable consideration, the parties hereto covenant, agree and declare as follows:

1.         This Supplemental Warrant Indenture (as hereinafter defined) is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.         The Company shall promptly give notice of its execution of this Supplemental Warrant Indenture to the Warrantholders by way of a press release to be issued by the Company, which notice shall supplement the notice previously mailed to the Warrantholders, substantially in the form of Schedule “A” attached hereto, announcing the Company’s intention to enter into this Supplemental Warrant Indenture.

3.	Recital B of the Warrant Indenture is hereby amended to read as follows:

“Each whole Warrant entitles the holder thereof to acquire, subject to adjustment in certain events, that number of securities or other property equal to the Exchange Basis at any time prior to the Time of Expiry, all upon the terms and conditions herein set forth;"

4.	Section 1.1 of the Warrant Indenture is hereby amended to add the following definitions:

“Early Exercise Expiry Date” means August 29, 2005;

“Early Exercise Period” means the 30 day period commencing at 5:00 p.m. (Toronto time) on July 29, 2005 and ending at 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date;

“Early Exercise Shares” means, collectively, the additional 0.0356 of a Common Share to be issued upon the exercise of a Warrant during the Early Exercise Period, subject to Section 3.2 hereof;

“Exchange Payment” means that fraction of a Common Share equal to (A) 0.98 multiplied by 1.0356 (being the total number of Common Shares issued upon exercise of each Warrant during the Early Exercise Period), minus (B) the Exercise Price divided by the lesser of (i) the VWAP for the five trading days ending upon the Early Exercise Expiry Date; and (ii) the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date;

“Exchange Shares” means, collectively, the Common Shares to be issued to Warrantholders pursuant to Section 3A.1 hereof based on the Exchange Basis;

“Supplemental Warrant Indenture” means this supplemental warrant indenture dated as of July 29, 2005;

“VWAP”means the volume weighted average trading price of the Common Shares on the TSX;

5.	The following definitions in Section 1.1 of the Warrant Indenture are hereby amended to read as follows:

“Exchange Basis” means, as at any time, the number of Common Shares or other classes of securities or other property that a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrant pursuant to the provisions of this indenture and which (i) during the Early Exercise Period, shall be equal to one Common Share and an additional 0.0356 of a Common Share, (ii) following the Early Exercise Period, in the event that not less than 66 ?% of the Warrants outstanding on the date hereof have been exercised during the Early Exercise Period, shall be equal to a fraction of a Common Share per Warrant determined in accordance with the Exchange Payment, or (iii) following the Early Exercise Period, in the event that less than 66 ?% of the Warrants have been exercised during the Early Exercise Period, shall be equal to one Common Share per Warrant, all subject to adjustment based upon the provisions hereof;

“Subject Securities” means, collectively, the Common Shares or other classes of securities or other property issuable upon exercise of the Warrants pursuant to the Exchange Basis;

“Time of Expiry” means, in respect of the Warrants, either (i) 5:00 p.m. (Toronto time) on July 31, 2008, or (ii) in the event that not less than 66 ?% of the Warrants are exercised during the Early Exercise Period, 5:00 p.m. (Toronto time) on August 29, 2005;

6.	Section 2.1 of the Warrant Indenture is hereby amended to read as follows:

“2.1 Issue of Warrants

A total of 40,567,856 Warrants are hereby created and authorized to be issued hereunder, each such Warrant entitling the holder thereof to acquire, upon due exercise of the Warrant and payment of the Exercise Price (as applicable), that number of Common Shares equal to the Exchange Basis upon the terms and conditions herein set forth and a certificate representing the Warrants shall be executed by the Company and certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered by the Company in accordance with sections 2.3 and 2.4.”

7.	Section 2.2(2) of the Warrant Indenture is hereby amended to read as follows:

“(2)	Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to sections 2.12 and 2.13) upon due exercise and upon the due execution of the subscription form endorsed on the reverse side of the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price (as applicable), that number of Common Shares equal to the Exchange Basis or such other kind and amount of securities or property, calculated pursuant to the provisions of sections 2.12 and 2.13, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this indenture.”

8.	Section 2.20 of the Warrant Indenture is hereby amended to read as follows:

“2.20	Legended Warrant Certificates

(1)	The Warrant Agent understands and acknowledges that the Warrants and Common Shares issuable upon exercise of the Warrants have been registered under the U.S. Securities Act.

(2)	Each Warrant Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States and all certificates issued in exchange therefor or in substitution thereof, bore the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND THE HOLDER HEREOF AGREES FOR THE BENEFIT OF THE CORPORATION THAT THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A UNDER THE U.S. SECURITIES ACT, IF APPLICABLE AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER HEREOF, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION’S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

Which legend may now be removed as such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws as a result of the registration under the U.S. Securities Act of the Warrants and the Common Shares issuable upon exercise of the Warrants.”

9.	Section 3.1(1) of the Warrant Indenture is hereby amended to read as follows:

“3.1	Method of Exercise of Warrants

(1)	The registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time on or before the Time of Expiry at its principal stock transfer offices in the City of Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with (i) a duly completed and executed subscription of the registered holder or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the prescribed form and manner satisfactory to the Warrant Agent, specifying the number of Common Shares subscribed for; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for, provided that if the Warrants are exercised during the Early Exercise Period, the Exercise Price shall not be paid in respect of any Early Exercise Shares and provided that if the Warrants are automatically exchanged upon the expiry of the Early Exercise Period, the Exercise Price shall not be paid in respect of any Exchange Shares, and no surrender of a Warrantholder’s Certificate shall be required. A Warrant Certificate with the duly completed and executed subscription and payment of the Exercise Price (as applicable) shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.”

10.     The following are hereby added as Sections 3A.1, 3A.2, 3A.3, 3A.4 and 3A.5, respectively, of the Warrant Indenture:

“3A.1	Exchange of Warrants following Early Exercise Period

(1)	In the event that holders of not less than 66 ?% of the Warrants outstanding on the date hereof are exercised during the Early Exercise Period, then each Warrant that has not been so exercised shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for the Exchange Payment immediately following the Early Exercise Expiry Date.

(2)	If, at the time of automatic exchange of the Warrants, in accordance with the provisions of subsection 3A.1(1), there are any trading restrictions on the Exchange Shares pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Exchange Shares to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company.

3A.2	No Fractional Shares

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exchange of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exchange thereof a fraction of a Common Share, that holder is entitled to that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to a whole number of Common Shares.

3A.3	Effect of Automatic Exchange of Warrants

(1)	In accordance with the provisions of section 3A.1, any registered holder of outstanding Warrants automatically exchanged following the Early Exercise Expiry Date shall be deemed to have become the holder of record of the Exchange Shares issued upon the automatic exchange of the Warrants as of the first Business Day following the Early Exercise Expiry Date, unless the transfer registers of the Company for the Common Shares shall be closed on such date, in which case the Exchange Shares shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Exchange Shares on the date on which such transfer registers are reopened.

(2)	Within five Business Days of the automatic exchange of Warrants pursuant to section 3A.1, the Company shall cause the Transfer Agent to mail to the person in whose name the Exchange Shares are to be issued, pursuant to section 3A.3(1), at the address specified in the register of holders of Warrants, a certificate or certificates for the Exchange Shares to which the Warrantholder is entitled.

3A.4	Cancellation of Warrant Certificates

All Warrant Certificates automatically exchanged for the Exchange Payment pursuant to section 3A.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.8(1). All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect.

3A.5	Withholding Tax

The Company may take such steps as are considered necessary or appropriate for the withholding of any taxes that the Company is required by any law or regulation of any governmental authority whatsoever to withhold, without limiting the generality of the foregoing, the withholding of all or any portion of any payment to be made in connection with the Exchange Payment, until such time as the respective holder of Warrants has paid the Company for any amount that the Company is required to withhold with respect to such taxes.”

11.         Section 3.7 of the Warrant Indenture, entitled “Prohibition on Exercise by U.S. Persons; Exception”, is hereby deleted in its entirety.

12.         The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms the Warrant Indenture in all other respects.

13.         This Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture.

YAMANA GOLD INC.

Per: ___________________________
Authorized Signing Officer

CIBC MELLON TRUST COMPANY

Per: ___________________________
Authorized Signing Officer

Per: ___________________________
Authorized Signing Officer

SCHEDULE “A” TO THE SUPPLEMENTAL INDENTURE

FORM OF NOTICE OF SUPPLEMENTAL WARRANT INDENTURE
AND INCENTIVE TO EXERCISE WARRANTS EARLY

TO:    HOLDERS OF WARRANTS OF YAMANA GOLD INC.

Subject to receipt of all requisite approvals, on July 29, 2005, Yamana Gold Inc. (the “Company”) will enter into a supplemental warrant indenture (the “Supplemental Indenture”) to provide to the holders of its 40,567,656 common share purchase warrants (the “Warrants”) listed on the Toronto Stock Exchange and the American Stock Exchange an incentive to exercise their Warrants during the 30-day period ending August 29, 2005 (the “Early Exercise Period”). Warrantholders will be entitled to receive one common share (an “Underlying Share”) plus an additional 0.0356 of a common share (collectively, the “Early Exercise Shares”) of the Company per Warrant at the exercise price of Cdn$1.50 (the “Exercise Price”) upon the exercise of any Warrant following the commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on August 29, 2005 (the “Early Exercise Expiry Date”).

The Warrants have been issued under an indenture between the Company and CIBC Mellon Trust Company dated July 31, 2003, as amended by a supplemental indenture dated as of August 12, 2003 (collectively, the “Indenture”).

Upon commencement of the Early Exercise Period, the outstanding Warrant certificates will evidence the right to acquire one Underlying Share plus the additional 0.0356 of a Common Share upon the exercise of a Warrant and the payment of the Exercise Price during the Early Exercise Period. Registered holders of Warrants are encouraged to exercise their Warrants in accordance with the procedures set forth below as soon as possible following the commencement of the Early Exercise Period and, in any event, prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Underlying Shares upon exercise of their Warrants.

In the event that not less than 66 ?% of the Warrants outstanding as of the commencement of the Early Exercise Period are exercised during the Early Exercise Period, each Warrant that has not been so exercised shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a common share (collectively, the “Exchange Shares”) equal to (A) 98% multiplied by 1.0356 (being the total number of common shares issuable upon exercise of a Warrant during the Early Exercise Period), minus (B) the Exercise Price, divided by the lesser of (i) the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days ending upon the Early Exercise Expiry Date and (ii) the closing price of the common shares on the Toronto Stock Exchange on the Early Exercise Expiry Date.

In the event that fewer than 66 2/3% of the Warrants outstanding as of the commencement of the Early Exercise Period are exercised during the Early Exercise Period, Warrantholders that have not exercised their Warrants will, subject to adjustment, be entitled to receive one Underlying Share upon exercise of a Warrant and payment of the Exercise Price prior to 5:00 p.m. (Toronto time) on July 31, 2008.

Procedure for the Exercise of Warrants Assuming Approval of Warrant Amendment

Upon commencement of the Early Exercise Period, registered holders of Warrants may exercise their rights to acquire the Underlying Shares and Early Exercise Shares to which they will then be entitled to pursuant to the terms of the Supplemental Indenture by surrendering the certificates representing their

Warrants to CIBC Mellon Trust Company at any time following commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, by hand or courier at its offices located at Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9, or by registered mail at P.O. Box 1036 Adelaide Street Postal Station, Toronto, Ontario M5C 2K4. The Warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the Warrant certificate or in the form attached to this notice, specifying the number of Warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrants that the holder intends to exercise.

Within five business days of the due exercise of a Warrant, the Company shall cause the Warrant Agent to mail to the person in whose name the Common Shares are to be issued, at the address specified in the subscription form, the certificate(s) representing the Common Shares to be issued to such person in connection with the exercise of the Warrants. All Warrant certificates surrendered for full exercise shall be cancelled by the Warrant Agent and shall be of no further force or effect.

A Warrant certificate surrendered together with a duly completed and executed subscription and payment of the Exercise Price will be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent. Any use of the mail to transmit Warrant certificates is at the risk of the Warrantholder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgement of receipt requested.

Procedure for the Automatic Exchange of Warrants

In the event that not less than 66 2/3% of the Warrant outstanding as of the date of the Warrant Amendment are exercised during the Early Exercise Period, each Warrant not so exercised during the Early Exercise Period shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for Exchange Shares immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date. Any registered holder of Warrants that are automatically exchanged for Exchange Shares upon the expiry of the Early Exercise Period shall be deemed to have become the holder of record of the Exchange Shares issued upon the exchange of such Warrants as of the first business day following the Early Exercise Expiry Date, unless the transfer registers of the Company are closed on such date, in which case the date on which such transfer registers are reopened will be used. Within five business days of the exchange of Warrants, the Company shall cause to be mailed to the person in whose name the Exchange Shares are to be issued, at the address specified in the register of holders of Warrants maintained by the Warrant Agent, a certificate or certificates representing the Exchange Shares to which the Warrantholder is entitled. All Warrants exchanged for Exchange Shares shall be immediately thereafter cancelled and be of no further force or effect.

SCHEDULE “A” TO FORM OF NOTICE TO WARRANTHOLDERS

SUBSCRIPTION FORM

By Hand or Courier: Toronto: CIBC Mellon Trust Company Commerce Court West 199 Bay Street Securities Level Toronto, ON M5L 1G9	By Mail: CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4

Vancouver CIBC Mellon Trust Company 1600-1066 West Hastings Street Vancouver, BC V6E 3X1

The undersigned holder of the within share purchase warrants (“Warrants”) of Yamana Gold Inc. (the “Company”) hereby irrevocably subscribes for Common Shares of the Company at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of the Company in payment in full of the subscription price for the Common Shares hereby subscribed for.

The undersigned hereby directs that the said Common Shares be issued as follows: NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES
________________________________	________________________________	________________________________
________________________________	________________________________	________________________________
________________________________	________________________________	________________________________

(Please print in full the name in which certificates are to be issued. If any of the securities are to be issued to a person or persons other than the registered Warrantholder, the Transfer of Warrants Form must be completed, the Warrantholder must pay to the Warrant Agent any and all exigible transfer taxes or other governmental changes and the signature of the holder must be guaranteed by a Canadian chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program or from a similar entity in the United States or in accordance with industry standards.)

DATED this ____ day of _______________________, _____.

____________________________________ Witness ____________________________________ Witness	____________________________________
Signature of Warrantholder

____________________________________
Name of Registered Warrantholder

____________________________________
Address of Registered Warrantholder

____________________________________
Social Insurance Number of Registered
Warrantholder

[     ]     Please check this box if the securities are to be delivered at the office where this Warrant Certificate is surrendered, failing which the certificate(s) will be mailed to the address shown on the register.

(The Warrant Agent may require that the signature above be guaranteed, in which event the following must be completed.)

____________________________________ Signature of Warrantholder ____________________________________ Guaranteed by ____________________________________ Authorized Signature Number

NOTE: If the signature of the person executing this form is to be guaranteed, it must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States, if this form is executed in the United States, or in accordance with industry standards.

SCHEDULE “B”

BMO NESBITT BURNS INC. FAIRNESS OPINION

June 28, 2005

The Board of Directors
Yamana Gold Inc.
150 York Street, #1902
Toronto, Ontario
M5H 3S5

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO NB”) understands that Yamana Gold Inc. (“Yamana” or the “Company”) is considering a transaction pursuant to which it will amend (the “Amendment”) the terms of the warrant indenture (the “Indenture”) creating its warrants (the “Warrants”), listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”). We have been advised that each Warrant currently entitles the holder thereof (the “Warrantholder”) to acquire one common share of the Company (an “Underlying Share”) at an exercise price of $1.50 per Underlying Share (“Exercise Price”) until July 31, 2008. Pursuant to the Amendment, we understand that each Warrant will entitle the Warrantholder to acquire an additional 0.0356 of a common share of the Company (the “Early Exercise Shares”) in the event that the Warrantholder exercises his or her Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Amendment. Further, we are advised that the Amendment will provide that, in the event that at least 66 2/3% of the Warrants outstanding on the date of the Amendment have been exercised on or before the expiration of the Early Exercise Period (the “Early Exercise Expiry Date”), each outstanding Warrant that has not been so exercised will be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a common share of the Company equal to: (A) 98% multiplied by 1.0356, minus (B) the Exercise Price divided by the lesser of: (i) the five day volume weighted average trading price of the common shares of the Company (the “Common Shares”) on the TSX ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. The Common Shares issuable in exchange for Warrants outstanding after the expiration of the Early Exercise Period are collectively referred to herein as the “Exchange Shares”. The Early Exercise Shares and the Exchange Shares are collectively referred to herein as the “Additional Shares”. The terms of the Amendment are described in more detail in draft management proxy circulars (the “Circulars”) dated June 28, 2005 to be sent to Warrantholders and holders of Common Shares in connection with the Amendment. All references to currency herein are in Canadian dollars.

Engagement

BMO NB was formally engaged by the Company pursuant to a letter agreement dated June 16, 2005 (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for BMO NB to provide the Company with various advisory services in connection with the Amendment. Services to be provided relating to the Amendment include, among others, the provision to the Company’s Board of Directors of this opinion (the “Fairness Opinion”) relating to the fairness, from a financial point of view, to holders of Common Shares (excluding insiders of the Company) and Warrantholders (excluding insiders of the Company) of the issuance of Additional Shares to Warrantholders.

This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Fairness Opinion.

Under the Engagement Agreement BMO NB will be paid certain financial advisory fees comprising a minimum fee of $200,000, with additional fees of up to $500,000, for advisory services, including the provision of the Fairness Opinion. In addition, BMO NB is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company as described in the indemnity that forms part of the Engagement Agreement. Further, BMO NB will receive fees from the Company for services it will perform as soliciting dealer manager to the Company in connection with the issuance of Additional Shares.

Credentials of BMO NB

BMO NB is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NB has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein represents the opinion of BMO NB and the form and content hereof have been approved by a group of BMO NB’s directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

Independence of BMO NB

BMO NB is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Yamana or any of its associates or affiliates. BMO NB has not provided any financial advisory services or participated in any financing involving Yamana or any of its associates or affiliates within the past 24 months, other than (i) services provided under the Engagement Agreement, (ii) acting as co-lead underwriter in connection with a December 2003 offering of Common Shares, and (iii) acting as co-lead underwriter in connection with a July 2003 offering of subscription receipts. Further, BMO NB will act as (a) agent in connection with the qualification of the Additional Shares for distribution to Warrantholders, and (b) soliciting managing dealer in relation to the Amendment.

BMO NB acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO NB conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transaction constituted by the Amendment. BMO NB may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or its associates and affiliates.

Scope of Review

In connection with its Fairness Opinion, BMO NB has reviewed, considered, and relied upon, among other things, the following:

1.	a draft copy, dated June 28, 2005 of each of the Circulars;

2.	a representation letter dated June 28, 2005 provided to BMO NB by senior management of Yamana (the “Certificate”);

3.	each of the audited financial statements, including related notes to the audited financial statements, of Yamana for the financial years ended December 31, 2004, February 29, 2004 and February 28, 2003;

4.	the unaudited financial statements and related reports of Yamana for the interim periods ended March 31, 2005, February 29, June 30 and September 30, 2004 and the comparative periods for the prior financial year, including managements’ discussion and analysis of operating results for such periods;

5.	discussions with senior management of Yamana, regarding the business plans, operations and financial projections for, and current financial position of Yamana, which discussions considered the consequences of both completing the Amendment and not completing the Amendment;

6.	the terms of the Warrants, including the Indenture and a draft copy, dated June 27, 2005, of the supplemental warrant indenture reflecting the Amendment;

7.	discussions with the Company’s auditors and internal and external legal counsel to Yamana with respect to various matters relating to the Amendment;

8.	a review of current capital market conditions (debt and equity);

9.	a review of historical and current trading values of the Common Shares and Warrants, and observation of the in-the-money value of the Warrants;

10.	a review of historical and current trading volumes of the Common Shares and Warrants, and observations of their relative trading liquidity;

11.	calculations of the Black-Scholes value for the Warrants, using a range of volatility assumptions;

12.	a review of equity research analyst reports and forecasts for the Company;

13.	a review of the financial and operating performance and market liquidity and multiples for Yamana and other selected public companies that BMO NB considered relevant; and

14.	such other information, investigations and analyses as BMO NB considered necessary or appropriate in the circumstances.

BMO NB has not, to the best of its knowledge, been denied access by Yamana or any of its associates or affiliates to any information that BMO NB has requested.

Assumptions and Limitations

With the approval of the Company and as provided for in the Engagement Agreement, BMO NB has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Yamana and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”) relating to Yamana, its associates and affiliates, or to the Amendment. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO NB has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Yamana has represented to BMO NB in the Certificate that, among other things: (i) the Information provided to BMO NB, directly or indirectly, orally or in writing by Yamana or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to BMO NB, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Yamana, its subsidiaries, associates or affiliates, their respective securities or the Amendment or omit to state a material fact in respect of Yamana or the Amendment necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to forecasts, projections, estimates and budgets provided to us, they were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Yamana or its associates and affiliates as to the matters covered thereby and such forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Company, its associates and affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Yamana; and (iii) since the dates on which the Information was provided to BMO NB, there has not been any material change or new material facts, financial or otherwise, relating to the business or affairs of Yamana or any of its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect except for changes that have been updated by more current Information provided in writing to BMO NB.

BMO NB has assumed that all conditions precedent to the completion of the Amendment can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Amendment can proceed as scheduled and without material additional cost to Yamana or liability of Yamana to third parties, that the procedures being followed to implement the Amendment are valid and effective, that all required documents will be distributed to the shareholders and Warrantholders of the Company in accordance with all applicable laws, and that the disclosure in such documents will be accurate and will comply with the requirements of all applicable laws. BMO NB has also assumed that only the Additional Shares as per the transaction terms described in this Fairness Opinion will be issued to Warrantholders pursuant to the Warrant Amendment and that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Yamana, its associates and affiliates, as they were reflected in the Information obtained by BMO NB. In its analyses and in preparing the Fairness Opinion, BMO NB, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions including the assumption that the trading price of the Common Shares will not change in any significant respect between the date hereof and the Early Exercise Expiry Date, and other matters, many of which are beyond its control or that of any party involved in the Amendment.

The Fairness Opinion is provided as of the date hereof and BMO NB disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO NB reserves the right to change, modify or withdraw the Fairness Opinion.

BMO NB has based its Fairness Opinion upon a variety of factors. Accordingly, BMO NB believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO NB, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO NB’s conclusions as to the fairness, from a financial point of view, of the issuance of Additional Shares to Warrantholders were based on its review of the Amendment taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Amendment outside the context of the matters described under “Scope of Review”. The Fairness Opinion should be read in its entirety.

Our services and this opinion are provided solely to the Board of Directors of the Company in connection with the Amendment. Without the express prior written consent of BMO NB, the Fairness Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Company, except that a copy of this letter may be included in the Circulars, and (ii) may not be relied upon by any other person or entity or for any other purpose.

BMO NB has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the issuance of Additional Shares to the holders of any options or warrants other than the Warrants; (ii) an opinion as to the relative fairness of the issuance of Additional Shares to Warrantholders among or as between holders of the Common Shares or the Warrants; (iii) a formal valuation or appraisal of Yamana or of any of its securities or assets or the securities or assets of Yamana’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Yamana, or of the securities of its associates or affiliates following the completion of the Amendment; (v) an opinion as to the fairness of the process underlying the Amendment; (vi) a recommendation to any holder of Warrants as to whether or not such Warrants should be held, sold or exercised or to use the voting rights provided in respect of the Amendment to vote for or against the Amendment; or (vii) a recommendation to any holders of Common Shares as to whether or not the Common Shares should be held or sold or to use the voting rights provided in respect of the Amendment to vote for or against the Amendment; and the Fairness Opinion should not be construed as such.

Approach to Fairness

For the purposes of the Fairness Opinion, we considered that the issuance of the Additional Shares to Warrantholders would be fair, from a financial point of view, to Warrantholders (excluding insiders of the Company) if the probable aggregate value of the Underlying Shares and Additional Shares to be issued to Warrantholders pursuant to the Indenture following the Amendment (the “Amended Indenture”) would exceed the probable aggregate value available to the Warrantholders in respect of their Underlying Shares and Warrants, if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). BMO NB did not take into account any tax considerations or the possibility of a tax liability in connection with the Amendment or the disposition of Warrants by Warrantholders.

We also considered that the issuance of Additional Shares to Warrantholders would be fair, from a financial point of view, to the holders of Common Shares (excluding insiders of the Company) if the probable aggregate value of the Common Shares to holders as at the date hereof after the issuance of Additional Shares would exceed the probable aggregate value available to the holders of the Common Shares at the date hereof under the Status Quo Alternative.

Based upon and subject to the foregoing, we are of the opinion that: (i) the probable aggregate value of the Underlying Shares and the Additional Shares, to be issued to Warrantholders pursuant to the Amended Indenture will exceed the probable aggregate value available to Warrantholders in respect of their Underlying Shares and Warrants under the Status Quo Alternative; and (ii) the probable aggregate value of the Common Shares to holders as at the date hereof after the issuance of Additional Shares will exceed the probable aggregate value available to the holders of Common Shares as at the date hereof, under the Status Quo Alternative.

Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the issuance of Additional Shares to Warrantholders is fair, from a financial point of view, to the holders of Common Shares (excluding insiders of the Company) and Warrantholders (excluding insiders of the Company).

Yours very truly,

(signed)     BMO NESBITT BURNS INC.

Any questions and requests for assistance may be directed to the Information and Proxy Solicitation Agent at the telephone number and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Toll Free: 1-866-749-5464
Toll Free Facsimile: 1-866-545-5580
Facsimile: 416-867-2271

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF YAMANA GOLD INC.
FOR USE AT A MEETING OF WARRANTHOLDERS TO BE HELD ON THURSDAY, JULY 28, 2005

This proxy is solicited on behalf of the management of Yamana Gold Inc. (the “Company”). The undersigned shareholder(s) of the Company hereby appoint(s) Peter Marrone, the President and Chief Executive Officer of the Company, or in lieu of the foregoing, Charles Main, the Vice President, Finance and Chief Financial Officer of the Company, or in lieu of the foregoing, , to attend and vote on behalf of the undersigned at the meeting of warrantholders of the Company (the “Meeting”) to be held at 10:30 a.m. (Toronto time) on Thursday, July 28, 2005 and at any adjournment thereof.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR ITEM 1 BELOW. The undersigned specifies that all of the listed common share purchase warrants of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1.

FOR (    ) AGAINST (    ) a resolution approving the entering into by the Company of a supplemental warrant indenture (the “Supplemental Indenture”) with CIBC Mellon Trust Company of Canada, as warrant agent, for the purpose of amending the terms of the warrant indenture between the Company and CIBC Mellon Trust Company dated July 31, 2003, as amended by a supplemental indenture dated as of August 12, 2003 (collectively, the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture, in the form of resolution included in the accompanying management information circular of the Company dated June 28, 2005 mailed to the holders of such warrants; and

2.	VOTED for such other business as may properly come before the Meeting or any adjournment thereof.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

I/We authorize you to act in accordance with my/our instructions as set out above.

__________________________________ Signature of Warrantholder (and title if applicable)

__________________________________ Name of Warrantholder (please print)

__________________________________ Number of warrants represented by this proxy

Pursuant to the rules of the Toronto Stock Exchange, the resolution outlined in item 1 above is required to be passed by a disinterested vote of the holders of the Company’s listed common share purchase warrants, which shall exclude any votes cast by insiders (as such term is defined in the Securities Act (Ontario)) of the Company.

DATED this ____ day of ________________, 2005.

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A warrantholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s warrant agent indicated below by 4:00 p.m. (Toronto time) on Tuesday, July 26, 2005 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s warrant agent.

3.

The warrants represented by this proxy will be voted in accordance with the instructions of the warrantholder. Where no specification is made for the matter referred to in item 1 herein, such warrants will be VOTED FOR the resolution identified in item 1 herein.

4.

The board of directors of the Company has by resolution fixed the close of business on Tuesday, June 28, 2005 as the record date, being the date for the determination of the registered holders of warrants entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof, except to the extent that (a) a warrantholder has transferred his or her warrants after the record date and (b) the transferee of those warrants produces properly endorsed warrant certificates or otherwise establishes that he or she owns such warrants and demands not later than five days prior to the Meeting that his or her name be included in the list of registered warrantholders before the Meeting, in which case the transferee is entitled to vote his or her warrants at the Meeting.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy in the envelope provided for that purpose, or you may also deliver the form of proxy to:

CIBC Mellon Trust Company
Attention: Proxy Department
200 Queen’s Quay East, Unit 6
Toronto, Ontario, Canada M5A 4K9

Fax:   (416) 368-2502

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE
IN VOTING YOUR PROXY, PLEASE CONTACT:

KINGSDALE SHAREHOLDER SERVICES INC.
Local Phone: (416) 867-4550
North America Toll-Free Phone: 1-866-749-5464
E-mail: info@kingsdalecapital.com

NOTICE OF SUPPLEMENTAL WARRANT INDENTURE
AND INCENTIVE TO EXERCISE WARRANTS EARLY

TO:  HOLDERS OF WARRANTS OF YAMANA GOLD INC.

Subject to receipt of all requisite approvals, on July 29, 2005, Yamana Gold Inc. (the “Company”) will enter into a supplemental warrant indenture (the “Supplemental Indenture”) to provide to the holders of its 40,567,656 common share purchase warrants (the “Warrants”) listed on the Toronto Stock Exchange and the American Stock Exchange an incentive to exercise their Warrants during the 30-day period ending August 29, 2005 (the “Early Exercise Period”). Warrantholders will be entitled to receive one common share (an “Underlying Share”) plus an additional 0.0356 of a common share (collectively, the “Early Exercise Shares”) of the Company per Warrant at the exercise price of Cdn$1.50 (the “Exercise Price”) upon the exercise of any Warrant following the commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on August 29, 2005 (the “Early Exercise Expiry Date”).

The Warrants have been issued under an indenture between the Company and CIBC Mellon Trust Company dated July 31, 2003, as amended by a supplemental indenture dated as of August 12, 2003 (collectively, the “Indenture”).

Upon commencement of the Early Exercise Period, the outstanding Warrant certificates will evidence the right to acquire one Underlying Share plus the additional 0.0356 of a Common Share upon the exercise of a Warrant and the payment of the Exercise Price during the Early Exercise Period. Registered holders of Warrants are encouraged to exercise their Warrants in accordance with the procedures set forth below as soon as possible following the commencement of the Early Exercise Period and, in any event, prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Underlying Shares upon exercise of their Warrants.

In the event that not less than 66 ?% of the Warrants outstanding as of the commencement of the Early Exercise Period are exercised during the Early Exercise Period, each Warrant that has not been so exercised shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a common share (collectively, the “Exchange Shares”) equal to (A) 98% multiplied by 1.0356 (being the total number of common shares issuable upon exercise of a Warrant during the Early Exercise Period), minus (B) the Exercise Price, divided by the lesser of (i) the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days ending upon the Early Exercise Expiry Date and (ii) the closing price of the common shares on the Toronto Stock Exchange on the Early Exercise Expiry Date.

In the event that fewer than 66 2/3% of the Warrants outstanding as of the commencement of the Early Exercise Period are exercised during the Early Exercise Period, Warrantholders that have not exercised their Warrants will, subject to adjustment, be entitled to receive one Underlying Share upon exercise of a Warrant and payment of the Exercise Price prior to 5:00 p.m. (Toronto time) on July 31, 2008.

Procedure for the Exercise of Warrants Assuming Approval of Warrant Amendment

Upon commencement of the Early Exercise Period, registered holders of Warrants may exercise their rights to acquire the Underlying Shares and Early Exercise Shares to which they will then be entitled to pursuant to the terms of the Supplemental Indenture by surrendering the certificates representing their Warrants to CIBC Mellon Trust Company at any time following commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, by hand or courier at its offices located at Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9, or by registered mail at P.O. Box 1036 Adelaide Street Postal Station, Toronto, Ontario M5C 2K4. The Warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the Warrant certificate or in the form accompanying this notice, specifying the number of Warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrants that the holder intends to exercise.

Within five business days of the due exercise of a Warrant, the Company shall cause the Warrant Agent to mail to the person in whose name the Common Shares are to be issued, at the address specified in the subscription form, the certificate(s) representing the Common Shares to be issued to such person in connection with the exercise of the Warrants. All Warrant certificates surrendered for full exercise shall be cancelled by the Warrant Agent and shall be of no further force or effect.

A Warrant certificate surrendered together with a duly completed and executed subscription and payment of the Exercise Price will be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent. Any use of the mail to transmit Warrant certificates is at the risk of the Warrantholder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgement of receipt requested.

Procedure for the Automatic Exchange of Warrants

In the event that not less than 66 2/3% of the Warrant outstanding as of the date of the Warrant Amendment are exercised during the Early Exercise Period, each Warrant not so exercised during the Early Exercise Period shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for Exchange Shares immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date. Any registered holder of Warrants that are automatically exchanged for Exchange Shares upon the expiry of the Early Exercise Period shall be deemed to have become the holder of record of the Exchange Shares issued upon the exchange of such Warrants as of the first business day following the Early Exercise Expiry Date, unless the transfer registers of the Company are closed on such date, in which case the date on which such transfer registers are reopened will be used. Within five business days of the exchange of Warrants, the Company shall cause to be mailed to the person in whose name the Exchange Shares are to be issued, at the address specified in the register of holders of Warrants maintained by the Warrant Agent, a certificate or certificates representing the Exchange Shares to which the Warrantholder is entitled. All Warrants exchanged for Exchange Shares shall be immediately thereafter cancelled and be of no further force or effect.